   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1997


                                                     REGISTRATION NO.: 333-34257

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                          PACIFIC CREST CAPITAL, INC.
                     (Exact name of registrant as specified
                                in its charter)
                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                      6036
                          (Primary Standard Industrial
                          Classification Code Number)
                                   95-4437818
                      (I.R.S. Employer Identification No.)
                              30343 CANWOOD STREET
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 865-3300
   (Address including zip code, and telephone number, including area code, of registrant's principal executive office)

                                 PCC CAPITAL I
                   (Exact name of co-registrant as specified
                                  in charter)
                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                      6719
                          (Primary Standard Industrial
                          Classification Code Number)
                                   95-4648343
                      (I.R.S. Employer Identification No.)
                        C/O PACIFIC CREST CAPITAL, INC.
                              30343 CANWOOD STREET
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 865-3300
   (Address including zip code, and telephone number, including area code, of co-registrant's principal executive office)

                            ------------------------

                                 GARY L. WEHRLE
                            CHIEF EXECUTIVE OFFICER
                          PACIFIC CREST CAPITAL, INC.
                              30343 CANWOOD STREET
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 865-3300

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

     WILLIAM T. QUICKSILVER, ESQ.                 JEFFREY D. HAAS, ESQ.
    MANATT, PHELPS & PHILLIPS, LLP        ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
     11355 WEST OLYMPIC BOULEVARD           734 15TH STREET, N.W., 12TH FLOOR
           LOS ANGELES, CA                         WASHINGTON, DC 20005
              90064-1614                        TELEPHONE: (202) 347-0300
      TELEPHONE: (310) 312-4210

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                        (CONTINUED ON NEXT PAGE)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED        PER UNIT(1)      OFFERING PRICE(1)    REGISTRATION FEE
  % Cumulative Trust Preferred Securities
  of PCC Capital I.........................   1,725,000 shares          $10             $17,250,000            $5,228
Junior Subordinated Deferrable Interest
  Debentures of Pacific Crest Capital,
  Inc.(2)..................................          --                  --                  --                  --
Pacific Crest Capital, Inc. Guarantee with
  respect to   % Cumulative Trust Preferred
  Securities(3)............................          --                  --                  --                  --
Total(4)...................................          --                  --                  --                $5,228

(1) Estimated solely to calculate the registration fee pursuant to Rule 457(a).

(2) The Junior Subordinated Deferrable Interest Debentures will be purchased by
    PCC Capital I with the proceeds from the sale of the   % Cumulative Trust
    Preferred Securities. Such securities may later be distributed for no
    additional consideration to the holders of the   % Cumulative Trust
    Preferred Securities of PCC Capital I upon its dissolution and the distribution of its assets.

(3) No separate consideration will be received for the Pacific Crest Capital, Inc. Guarantee.

(4) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures of Pacific Crest Capital, Inc., the rights of holders of Junior Subordinated Deferrable Interest Debentures of Pacific Crest Capital, Inc. under the Indenture, the rights of holders of Trust Preferred Securities of PCC Capital I under the Trust Agreement, the rights of holders of the % Cumulative Trust Preferred Securities under the Guarantee and the Expense Agreement entered into by Pacific Crest Capital, Inc. and certain backup undertakings as described herein, which taken together, fully, irrevocably and unconditionally guarantee all of the
    obligations of PCC Capital I under the   % Cumulative Trust Preferred
    Securities.

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION DATED SEPTEMBER 16, 1997


PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      1,500,000 TRUST PREFERRED SECURITIES

                                 PCC CAPITAL I

                      % CUMULATIVE TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $10 PER TRUST PREFERRED SECURITY) FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                          PACIFIC CREST CAPITAL, INC.

    The    % Cumulative Trust Preferred Securities (the "Trust Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of PCC Capital I, a statutory business trust created under the laws of the State of Delaware ("PCC Capital"). Pacific Crest Capital, Inc., a Delaware corporation (referred to as the "Company" when such reference includes Pacific Crest Capital, Inc. and its

                                                        (CONTINUED ON NEXT PAGE)


    SEE "RISK FACTORS" COMMENCING ON PAGE 16 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED
       BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BY ANY OTHER
                       GOVERNMENTAL AGENCY, OR OTHERWISE.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                  PRICE TO             UNDERWRITING          PROCEEDS TO PCC
                                                   PUBLIC               DISCOUNT(1)            CAPITAL(2)
Per Trust Preferred Security..............           $10                    (2)                    $10
Total(3)..................................       $15,000,000                (2)                $15,000,000

(1) Pacific Crest and PCC Capital have each agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended the ("Securities Act"). See "Underwriting."

(2) In view of the fact that all of the proceeds of the sale of the Trust Preferred Securities will be used to purchase the Junior Subordinated Debentures, Pacific Crest has agreed to pay the Underwriters as compensation
    for arranging the investment therein of such proceeds, $         per Trust
    Preferred Security, or $         in the aggregate. See "Underwriting."
    Pacific Crest has also agreed to pay the expenses of the offering estimated to be $300,000.

(3) PCC Capital has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to 225,000 additional Trust Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Trust Preferred Securities are purchased, the total Price to Public and Proceeds to PCC Capital will be $17,250,000. See "Underwriting."

    The Trust Preferred Securities are being offered by the Underwriters named herein subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that the Trust Preferred Securities will be ready for delivery in book-entry form only through the facilities of The
Depository Trust Company in New York, New York, on or about            , 1997,
against payment therefor in immediately available funds.

SANDLER O'NEILL & PARTNERS, L.P.                        SUTRO & CO. INCORPORATED

           , 1997

(CONTINUED FROM PREVIOUS PAGE)

subsidiaries, collectively, or "Pacific Crest" when referring only to the parent company), will be the owner of all of the beneficial interests represented by common securities of PCC Capital (the "Common Securities" and, collectively with the Trust Preferred Securities, the "Trust Securities"). PCC Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds
thereof in an equivalent amount of    % Junior Subordinated Deferrable Interest
Debentures (the "Junior Subordinated Debentures") to be issued by Pacific Crest.
The Junior Subordinated Debentures will mature on            , 2027, which date
may be shortened (such date, as it may be shortened, the "Stated Maturity") to a
date not earlier than            , 2002 if certain conditions are met (including
Pacific Crest having received any necessary regulatory approval to do so if then required under applicable capital guidelines or policies). Although Pacific Crest is not currently subject to capital requirements, it is possible that in the future it could become subject to capital requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a result of, among other things, the acquisition of a bank or a change in law or applicable regulations that subjects Pacific Crest to such Federal Reserve requirements. The Trust Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities, which will be held by Pacific Crest. See "Description of the Trust Preferred Securities--Subordination of Common Securities of PCC Capital Held by Pacific Crest."


    Holders of the Trust Preferred Securities will be entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the 15th day of March, June, September and December of each year (subject to possible deferral as described
below), commencing       , 1997, at the annual rate of     % of the Liquidation
Amount (as defined herein) of $10 per Trust Preferred Security ("Distributions"). The amount of each Distribution due with respect to the Trust Preferred Securities will include amounts accrued through the date the Distribution payment is due. Pacific Crest will have the right, so long as no Debenture Event of Default (as defined below) has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, Pacific Crest may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Trust Preferred Securities will also be deferred and Pacific Crest will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or to make any payment with respect to its debt securities that rank PARI PASSU with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Trust Preferred Securities are entitled
will accumulate) at the rate of     % per annum, compounded quarterly, and
holders of the Trust Preferred Securities will be required to accrue income and will be required to pay United States federal income tax on that income. See "Description of Junior Subordinated Debentures--Option to Defer Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."


    Pacific Crest has, through the Guarantee, the Guarantee Agreement, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of PCC Capital's obligations under the Trust Preferred Securities. See "Relationship Among the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." Under the Guarantee, Pacific Crest guarantees the payment of Distributions by PCC Capital and payments on liquidation of or redemption of the Trust Preferred Securities (subordinate to the right to payment of Senior and Subordinated Debt of

                                                        (CONTINUED ON NEXT PAGE)

(CONTINUED FROM PREVIOUS PAGE)


Pacific Crest, as defined herein) to the extent of funds held by PCC Capital. See "Description of Guarantee." If Pacific Crest does not make required payments on the Junior Subordinated Debentures held by PCC Capital, PCC Capital will have insufficient funds to pay Distributions on the Trust Preferred Securities. The Guarantee does not cover payment of Distributions when PCC Capital does not have sufficient funds to pay such Distributions. In such event, a holder of the Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest pursuant to the terms of the Indenture to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures-- Enforcement of Certain Rights by Holders of Trust Preferred Securities." The obligations of Pacific Crest under the Guarantee and the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior and Subordinated Debt (as defined in "Description of Junior Subordinated Debentures--Subordination") of Pacific Crest.


    The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at the Stated Maturity or their earlier redemption in each case at a redemption price equal to the aggregate liquidation preference of the Trust Preferred Securities plus any accumulated and unpaid Distributions thereon to the date of redemption. Subject to regulatory approval, if then required under applicable regulatory policies, the Junior Subordinated Debentures are redeemable prior to maturity at the
option of Pacific Crest (i) on or after        , 2002, in whole at any time or
in part from time to time, or (ii) at any time, in whole (but not in part), within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Trust Preferred Securities--Redemption."


    Pacific Crest will have the right at any time to dissolve PCC Capital and, after satisfaction of liabilities to creditors of PCC Capital as provided by applicable law, cause a Like Amount (as defined herein) of the Junior Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of PCC Capital, subject to Pacific Crest having received prior approval of the primary federal regulator of Pacific Crest if then required under applicable capital guidelines or policies of such primary regulator. See "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution."


    In the event of the dissolution of PCC Capital, after satisfaction of liabilities to creditors of PCC Capital as required by applicable law, the holders of Trust Preferred Securities will be entitled to receive a liquidation amount of $10 per Trust Preferred Security ("Liquidation Amount"), plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Distribution of such Like Amount of Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution."

    The Junior Subordinated Debentures are unsecured and subordinated to all Senior and Subordinated Debt. As of June 30, 1997, Pacific Crest had no Senior and Subordinated Debt outstanding. The terms of the Junior Subordinated Debentures place no limitation on the amount of Senior and Subordinated Debt that Pacific Crest can issue. See "Risk Factors--Ranking of Pacific Crest's Obligations Under the Junior Subordinated Debentures and the Guarantee" and "Description of Junior Subordinated Debentures-- Subordination."


    The Trust Preferred Securities have been approved for listing on The Nasdaq Stock Market's National Market (the "Nasdaq National Market"), subject to official notice of issuance. Although the Underwriters have indicated an intention to make a market in the Trust Preferred Securities, the Underwriters are not obligated to do so, and any market making may be discontinued at any time at the sole discretion of either Underwriter. There can be no assurance that a market will develop for the Trust Preferred Securities. See "Risk Factors--Absence of Existing Public Market; Market Prices" and "Underwriting."


                                                        (CONTINUED ON NEXT PAGE)

(CONTINUED FROM PREVIOUS PAGE)

    The Trust Preferred Securities will be represented by one or more global certificates registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Trust Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in the Depositary. Except as described herein, the Trust Preferred Securities in certificate form will not be issued in exchange for global certificates. See "Book-Entry Issuance."

    AS USED HEREIN, (I) THE "INDENTURE" MEANS THE JUNIOR SUBORDINATED INDENTURE
DATED AS OF           ,1997, AS AMENDED AND SUPPLEMENTED FROM TIME TO TIME,
BETWEEN PACIFIC CREST AND WILMINGTON TRUST COMPANY, AS TRUSTEE (THE "INDENTURE TRUSTEE"), UNDER WHICH THE JUNIOR SUBORDINATED DEBENTURES WILL BE ISSUED, (II) THE "TRUST AGREEMENT" MEANS THE AMENDED AND RESTATED TRUST AGREEMENT RELATING TO PCC CAPITAL AMONG PACIFIC CREST, AS DEPOSITOR, WILMINGTON TRUST COMPANY, AS PROPERTY TRUSTEE (THE "PROPERTY TRUSTEE"), WILMINGTON TRUST COMPANY, AS DELAWARE TRUSTEE (THE "DELAWARE TRUSTEE"), THE ADMINISTRATIVE TRUSTEES NAMED THEREIN (COLLECTIVELY, WITH THE PROPERTY TRUSTEE AND DELAWARE TRUSTEE, THE "ISSUER TRUSTEES") AND THE HOLDERS, FROM TIME TO TIME, OF THE TRUST SECURITIES, (III) THE "GUARANTEE AGREEMENT" MEANS THE GUARANTEE AGREEMENT RELATING TO THE GUARANTEE BETWEEN PACIFIC CREST AND WILMINGTON TRUST COMPANY, AS GUARANTEE TRUSTEE, AND (IV) THE "EXPENSE AGREEMENT" MEANS THE EXPENSE AGREEMENT BETWEEN PACIFIC CREST AND PCC CAPITAL.

                             AVAILABLE INFORMATION

    Pacific Crest and PCC Capital have jointly filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto the "Registration Statement") under the Securities Act, with respect to the offering of the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, PCC Capital and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth below. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

    Pacific Crest is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by Pacific Crest can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding Pacific Crest may be accessed. In addition, such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

    No separate financial statements of PCC Capital have been included herein. Pacific Crest and PCC Capital do not consider that such financial statements would be material to holders of the Trust Preferred Securities because PCC Capital is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Junior Subordinated Debentures of Pacific Crest and issuing the Trust Securities. See "Prospectus Summary--PCC Capital," "Description of the Trust Preferred Securities," "Description of Junior Subordinated Debentures" and "Description of Guarantee."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996; (attached hereto as Appendix A); and

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (attached hereto as Appendix B); and

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

        4.  The Company's Proxy Statement dated April 7, 1997.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" means this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.


    THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: PACIFIC CREST CAPITAL, INC., 30343 CANWOOD STREET, AGOURA HILLS, CALIFORNIA 90343, ATTN:
CHIEF FINANCIAL OFFICER (TELEPHONE (818) 865-3300).

    The Company will provide to the holders of the Trust Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Trust Preferred Securities who so request in writing to the Company.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE TRUST PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTTING THE TRUST PREFERRED SECURITIES AND BIDDING FOR AND PURCHASING SUCH TRUST PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES TO THE "COMPANY" INCLUDE PACIFIC CREST CAPITAL, INC. AND ITS SUBSIDIARIES, COLLECTIVELY, AND REFERENCES TO "PACIFIC CREST" INCLUDE THE PARENT COMPANY ONLY. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN, CERTAIN STATEMENTS IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT") WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS INCLUDING UNDER THE CAPTION "CAUTIONARY STATEMENTS FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 1997, WHICH IS ATTACHED HERETO AS APPENDIX B. SEE "RISK FACTORS--FORWARD-LOOKING STATEMENTS."

                                  THE COMPANY

    Pacific Crest is a financial institution holding company based in Agoura Hills, California that was organized in 1993 to hold 100% of the stock of Pacific Crest Bank which was being distributed in a spin-off from The Foothill Group, Inc. As a result of the 1993 spin-off, Pacific Crest became a public company with common and preferred stock traded on the Nasdaq National Market. The Company operates primarily through its wholly owned subsidiary, Pacific Crest Bank, a California industrial loan company. Pacific Crest is not a bank holding company under the Bank Holding Company Act of 1956, as amended, or a savings and loan association holding company under the Home Owners Loan Act, as amended, and, therefore, is not regulated or supervised by the Federal Reserve or the Office of Thrift Supervision. At June 30, 1997, the Company had consolidated assets of $371.1 million, total loans of $227.7 million, total deposits of $305.0 million and total shareholders' equity of $26.3 million.

PACIFIC CREST BANK


    Pacific Crest Bank commenced operation in 1974 and until 1993 was known as Foothill Thrift and Loan. From 1994 through July 31, 1997 Pacific Crest Bank was known as Pacific Crest Investment and Loan until the name was changed in August 1997. Pacific Crest Bank is subject to regulation by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC"). The deposits of Pacific Crest Bank are insured by the FDIC up to applicable limits.


    Pacific Crest Bank is headquartered in Agoura Hills, California and operates three California deposit gathering branches located in Beverly Hills, Encino, and San Diego and loan production offices in Northern and Southern California and Portland, Oregon. As a specialized deposit institution, Pacific Crest Bank offers a select number of competitive savings programs designed for customers seeking high yield and liquidity. As a niche commercial real estate lender, Pacific Crest Bank focuses on meeting the needs of entrepreneurs and investors. In addition, Pacific Crest Bank expanded its federal Small Business Administration ("SBA") lending program in mid-1996 by adding a dedicated staff to run the program. While its deposit gathering activities are predominantly in Southern California, and to a lesser extent national in scope through the use of national media and electronic communication, lending activities target virtually the entire West Coast.

    Management's strategy is focused on reducing credit and collateral risk in its lending operations, generating a higher level of fee income, controlling general and administrative expense, maximizing investment portfolio yield consistent with safety and liquidity goals and reducing funding costs. Management attempts to achieve these goals while providing an exceptional level of personal service in response to its customers needs. In furtherance of this strategy, Pacific Crest Bank intends to continue to emphasize the SBA program as a way to reduce lending risk because of the government guarantees and to increase fee income potential to the extent government guaranteed loans are sold into the secondary market.

    At June 30, 1997, Pacific Crest Bank had total assets of $371.1 million, total loans of $227.7 million and total deposits of $305.0 million. At June 30, 1997, $221.1 million, or 97.1% of loans consisted of loans secured by commercial real estate, which were primarily made for terms between one and ten years at adjustable interest rates. In addition, as of June 30, 1997, Pacific Crest Bank had $4.3 million in SBA loans of which $3.4 million were fully guaranteed by the SBA.

PACIFIC COMMERCIAL REAL ESTATE LENDING, INC.

    In April 1997, Pacific Crest formed a new corporation in partnership with Barry S. Slatt Mortgage Company ("Slatt"), based in the San Francisco Bay area, to focus on generating mortgage loans of between $2.0 million and $20.0 million for funding by conduits, insurance companies and banks. The new corporation, Pacific Commercial Real Estate Lending, Inc. ("PCREL"), will earn fees for originating loans, but will not fund the loans or retain any credit risk. PCREL is 50% owned by Pacific Crest and 50% by Slatt. Pacific Crest does not expect that the operations of PCREL will be material to the financial condition and results of operations of the Company in 1997.

PCC CAPITAL

    PCC Capital is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement and (ii) the filing of a Certificate of Trust with the Delaware Secretary of State on August 18, 1997, as amended. PCC Capital's business and affairs are conducted by the Property Trustee, Delaware Trustee and three individual Administrative Trustees who are officers of the Company. PCC Capital exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures issued by Pacific Crest, and (iii) engaging in only those other activities necessary, advisable or incidental thereto. The Junior Subordinated Debentures will be the sole assets of PCC Capital, and payments by Pacific Crest under the Junior Subordinated Debentures and the Expense Agreement will be the sole revenues of PCC Capital. All of the Common Securities will be owned by Pacific Crest. The Common Securities will rank PARI PASSU, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement resulting from an event of default under the Indenture, the rights of Pacific Crest as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. See "Description of the Trust Preferred Securities--Subordination of Common Securities of PCC Capital Held by Pacific Crest." Pacific Crest will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of PCC Capital. PCC Capital has a term of 31 years, but may dissolve earlier as provided in the Trust Agreement.

    PCC Capital's principal offices are located at 30343 Canwood Street, Agoura Hills, California 91301 and its telephone number is (818) 865-3300.

                                  THE OFFERING


Trust Preferred Securities issuer...  PCC Capital

Securities offered..................  1,500,000 Trust Preferred Securities having a
                                      Liquidation Amount of $10 per Trust Preferred
                                      Security. The Trust Preferred Securities represent
                                      preferred undivided beneficial interests in PCC
                                      Capital's assets, which will consist solely of the
                                      Junior Subordinated Debentures and payments
                                      thereunder. PCC Capital has granted the Underwriters
                                      an option, exercisable within 30 days after the date
                                      of this Prospectus, to purchase up to an additional
                                      225,000 Trust Preferred Securities at the initial
                                      offering price, solely to cover over-allotments, if
                                      any.

Distributions.......................  The Distributions payable on each Trust Preferred
                                      Security will be fixed at a rate per annum of   % of
                                      the Liquidation Amount of $10 per Trust Preferred
                                      Security, will be cumulative, will accrue from the
                                      date of issuance of the Trust Preferred Securities,
                                      and will be payable quarterly in arrears on the 15th
                                      day of March, June, September and December of each
                                      year, commencing on            , 1997 (subject to
                                      possible deferral as described below). The amount of
                                      each Distribution due with respect to the Trust
                                      Preferred Securities will include amounts accrued
                                      through the date the Distribution payment is due. See
                                      "Description of the Trust Preferred Securities."

Extension periods...................  So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, Pacific Crest
                                      will have the right, at any time, to defer payments
                                      of interest on the Junior Subordinated Debentures by
                                      extending the interest payment period thereon for a
                                      period not exceeding 20 consecutive quarters with
                                      respect to each deferral period (each an "Extension
                                      Period"), provided that no Extension Period may
                                      extend beyond the Stated Maturity of the Junior
                                      Subordinated Debentures. If interest payments are so
                                      deferred, Distributions on the Trust Preferred
                                      Securities will also be deferred and Pacific Crest
                                      will not be permitted, subject to certain exceptions
                                      described herein, to declare or pay any cash
                                      distributions with respect to Pacific Crest's capital
                                      stock or debt securities that rank PARI PASSU with or
                                      junior to the Junior Subordinated Debentures. During
                                      an Extension Period, Distributions will continue to
                                      accumulate with income thereon compounded quarterly.
                                      Because interest would continue to accrue and
                                      compound on the Junior Subordinated Debentures, to
                                      the extent permitted by applicable law, holders of
                                      the Trust Preferred Securities will be required to
                                      accrue income for United States federal income tax
                                      purposes. See "Description of Junior Subordinated
                                      Debentures--Option to Defer Interest Payment Period"
                                      and "Certain Federal Income Tax

                                      Consequences--Interest Income and Original Issue
                                      Discount."

Maturity............................  The Junior Subordinated Debentures will mature on
                                                 , 2027 which date may be shortened (such
                                      date, as it may be shortened, the "Stated Maturity")
                                      to a date not earlier than            , 2002 if
                                      certain conditions are met (including Pacific Crest
                                      having received prior approval of the primary federal
                                      regulator of Pacific Crest to do so if then required
                                      under applicable capital guidelines or policies of
                                      such primary regulator).

Redemption..........................  The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Junior
                                      Subordinated Debentures at their stated maturity or
                                      their earlier redemption at a redemption price equal
                                      to the aggregate Liquidation Amount of the Trust
                                      Preferred Securities plus accumulated and unpaid
                                      Distributions thereon to the date of redemption.
                                      Subject to regulatory approval, if then required
                                      under applicable regulatory policies, the Junior
                                      Subordinated Debentures are redeemable prior to
                                      maturity at the option of Pacific Crest (i) on or
                                      after            , 2002 in whole at any time or in
                                      part from time to time, or (ii) at any time, in whole
                                      (but not in part), within 90 days following the
                                      occurrence of a Tax Event, an Investment Company
                                      Event or a Capital Treatment Event, in each case at a
                                      redemption price equal to 100% of the principal
                                      amount of the Junior Subordinated Debentures so
                                      redeemed, together with any accrued but unpaid
                                      interest to the date fixed for redemption. See
                                      "Description of the Trust Preferred
                                      Securities--Redemption" and "Description of Junior
                                      Subordinated Debentures--Redemption."

Distribution of Junior Subordinated
  Debentures........................  Pacific Crest has the right at any time to dissolve
                                      PCC Capital, and, after satisfaction of creditors of
                                      PCC Capital as required by applicable law, cause the
                                      Junior Subordinated Debentures to be distributed to
                                      holders of Trust Preferred Securities in liquidation
                                      of PCC Capital, subject to Pacific Crest having
                                      received prior approval of the primary federal
                                      regulator of Pacific Crest to do so if then required
                                      under applicable capital guidelines or policies of
                                      such primary regulator. See "Description of the Trust
                                      Preferred Securities--Distribution of Junior
                                      Subordinated Debentures."

Guarantee...........................  Taken together, Pacific Crest's obligations under various documents described herein, including the
                                      Guarantee Agreement, provide a full guarantee of
                                      payments by PCC Capital of Distributions and other
                                      amounts due on the Trust Preferred Securities. Under
                                      the Guarantee Agreement, Pacific Crest guarantees the
                                      payment of Distributions by PCC Capital and payments
                                      on liquidation of or redemption of the

                                      Trust Preferred Securities (subordinate to the right
                                      to payment of Senior and Subordinated Debt of Pacific
                                      Crest, as defined herein) to the extent of funds held
                                      by PCC Capital. If PCC Capital has insufficient funds
                                      to pay Distributions on the Trust Preferred
                                      Securities (i.e., if Pacific Crest has failed to make
                                      required payments under the Junior Subordinated
                                      Debentures), a holder of the Trust Preferred
                                      Securities would have the right to institute a legal
                                      proceeding directly against Pacific Crest to enforce
                                      payment of such Distributions to such holder. See
                                      "Description of Junior Subordinated
                                      Debentures--Enforcement of Certain Rights by Holders
                                      of the Trust Preferred Securities," "Description of
                                      Junior Subordinated Debentures--Debenture Events of
                                      Default" and "Description of Guarantee."

Ranking.............................  The Trust Preferred Securities will rank PARI PASSU, and payments thereon will be made pro rata, with the
                                      Common Securities of PCC Capital held by Pacific
                                      Crest, except as described under "Description of the
                                      Trust Preferred Securities--Subordination of Common
                                      Securities of PCC Capital Held by Pacific Crest." The
                                      obligations of Pacific Crest under the Guarantee, the
                                      Junior Subordinated Debentures and other documents
                                      described herein are unsecured and rank subordinate
                                      and junior in right of payment to all current and
                                      future Senior and Subordinated Debt, the amount of
                                      which is unlimited. At June 30, 1997, Pacific Crest
                                      had no outstanding Senior and Subordinated Debt. In
                                      addition, because Pacific Crest is a holding company,
                                      all obligations of Pacific Crest relating to the
                                      securities described herein will be effectively
                                      subordinated to all existing and future liabilities
                                      of Pacific Crest's subsidiaries, including Pacific
                                      Crest Bank. Pacific Crest may cause additional Trust
                                      Preferred Securities to be issued by trusts similar
                                      to PCC Capital in the future, and there is no limit
                                      on the amount of such securities that may be issued.
                                      In this event, Pacific Crest's obligations under the
                                      Junior Subordinated Debentures to be issued to such
                                      other trusts and Pacific Crest's guarantees of the
                                      payments by such trusts will rank PARI PASSU with
                                      Pacific Crest's obligations under the Junior
                                      Subordinated Debentures and the Guarantee,
                                      respectively.

Voting rights.......................  The holders of the Trust Preferred Securities will generally have limited voting rights relating only to
                                      the modification of the Trust Preferred Securities,
                                      the dissolution, winding-up or termination of PCC
                                      Capital and certain other matters described herein.
                                      See "Description of the Trust Preferred
                                      Securities--Voting Rights; Amendment of the Trust
                                      Agreement."

ERISA considerations................  Prospective purchasers must carefully consider the information set forth under "ERISA Considerations."

Nasdaq National Market symbol.......  PCCIP.

Use of proceeds.....................  The proceeds to PCC Capital from the sale of the
                                      Trust Preferred Securities offered hereby will be
                                      invested by PCC Capital in the Junior Subordinated
                                      Debentures of Pacific Crest. Pacific Crest intends to
                                      invest $5.0 million of the net proceeds in Pacific
                                      Crest Bank to increase its capital level to support
                                      future growth. Pacific Crest intends to use the
                                      remaining net proceeds for general corporate
                                      purposes, which may include without limitation,
                                      funding additional investments in, or extensions of
                                      credit to, Pacific Crest Bank and possible future
                                      acquisitions if and when suitable opportunities
                                      arise. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial information of the Company and its subsidiaries as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the Company's audited consolidated financial statements. The following summary consolidated financial information as of and for the six months ended June 30, 1997 and 1996 has been derived from the Company's unaudited consolidated quarterly financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The summary consolidated financial information should be read in conjunction with the Company's consolidated financial statements and related notes incorporated herein by reference. The consolidated financial information for the six months ended June 30, 1997 is not necessarily indicative of the operating results to be expected for the entire year.

                                                      AT OR FOR THE
                                                        SIX MONTHS
                                                      ENDED JUNE 30,             AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   --------------------  -----------------------------------------------------
                                                     1997       1996       1996       1995       1994       1993       1992
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
    Investment securities........................  $ 136,330  $  64,392  $  83,494     --      $  55,248  $     898  $   1,705
    Total loans, net of deferred fees............    227,063    181,344    211,095  $ 196,778    182,461    204,406    218,828
    Allowance for loan losses....................      3,795      3,292      3,400      4,500      8,075      3,910      3,195
    Other real estate owned......................      1,914      3,044      3,469      4,355      5,724      9,092      8,065
    Other assets.................................      7,710      6,930      6,593      6,309      6,958      5,329      3,666
    Total assets.................................    371,126    290,443    304,085    259,109    248,520    242,443    243,549
    Total deposits...............................    304,954    264,780    266,695    234,510    226,350    213,162    222,598
    Other borrowings.............................     36,900         --     10,000         --         --         --         --
    Subordinated debt............................         --         --         --         --         --         --      1,000
    Shareholders' equity.........................     26,288     23,422     24,468     21,952     19,628     27,179     15,830

STATEMENT OF OPERATION DATA:
    Total interest income........................  $  15,840  $  13,230  $  26,567  $  23,799  $  21,114  $  21,583  $  22,814
    Total interest expense.......................      8,343      6,733     13,500     12,084      9,358      9,365     11,229
    Net interest income..........................      7,497      6,497     13,067     11,715     11,756     12,218     11,585
    Provision for loan losses....................        530      1,100      1,917        960      8,343      4,398      1,893
    Net interest income after provision for loan
      losses.....................................      6,967      5,397     11,150     10,755      3,413      7,820      9,692
    Noninterest income:
    Gain (loss) on investment securities.........         --        350        413        851       (780)      (277)       (71)
    Other noninterest income(1)..................        450        344      1,068        470        404        375        295
    Total noninterest income.....................        450        694      1,481      1,321       (376)        98        224
    Noninterest expense:
    Valuation adjustments to OREO................        340         70        155        344      1,719      3,314      1,179
    OREO expenses................................         18         23        150        203        850      1,166        375
    Other general & administrative expenses......      4,183      3,631      7,818      8,362      8,841      6,794      7,596
    Total noninterest expense....................      4,541      3,724      8,123      8,909     11,410     11,274      9,150
    Income (loss) before income taxes and
      cumulative effect of accounting change.....      2,876      2,367      4,508      3,167     (8,373)    (3,356)       766
    Income tax provision (benefit)...............      1,146        910      1,505        (77)    (1,914)    (1,303)       203
    Cumulative effect of accounting change(2)....         --         --         --         --         --       (560)        --
    Net income (loss)............................      1,730      1,457      3,003      3,244     (6,459)    (1,493)       563
    Preferred dividends declared.................         --         --         --       (920)    (1,104)        --         --
    Net income (loss) applicable to common
      stock......................................  $   1,730  $   1,457  $   3,003  $   2,324  $  (7,563) $  (1,493) $     563

                                                      AT OR FOR THE
                                                        SIX MONTHS
                                                      ENDED JUNE 30,             AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   --------------------  -----------------------------------------------------
                                                     1997       1996       1996       1995       1994       1993       1992
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
FINANCIAL RATIOS:(3)
    Return on average total assets(4)............       1.03%      1.04%      1.06%      1.34%     (2.56)%     (0.62)%      0.24%
    Return on average shareholders' equity(5)....      13.91%     13.00%     12.96%     16.02%    (24.73)%     (8.91)%      3.54%
    Net interest rate spread(6)..................       4.27%      4.42%      4.41%      4.60%      4.49%      5.18%      4.74%
    Net interest margin(7).......................       4.59%      4.76%      4.76%      4.98%      4.82%      5.33%      5.03%
    Ratio of other general & administrative
      expenses to average total assets...........       2.49%      2.59%      2.77%      3.46%      3.50%      2.84%      3.23%
    Total average shareholders' equity to total
      average assets.............................       7.42%      7.99%      8.20%      8.38%     10.34%      7.01%      6.75%

    Ratio of Earnings to Fixed Charges and
      Preferred Stock Dividends:
      Excluding interest paid on deposits........       5.01x     21.65x     17.75x      2.93x         *          *       3.66x
      Including interest paid on deposits........       1.34x      1.35x      1.33x      1.17x      0.11x      0.65x      1.07x

ASSET QUALITY RATIOS:
    Nonperforming assets to total assets at end
      of period(8)...............................       1.10%      2.51%      1.60%      3.60%      6.24%      6.26%      6.83%
    Total nonaccrual loans & OREO as a percent of
      total loans & OREO.........................       1.78%      3.95%      2.26%      4.63%      8.24%      6.69%      6.58%
    Net loan charge-offs to average loans........       0.13%      2.42%      1.68%      2.45%      2.14%      1.73%      0.61%
    Net loan charge-offs & OREO valuation
      adjustments to average loans and OREO......       0.44%      2.44%      1.73%      2.57%      2.92%      3.16%      1.14%
    Allowance for loan losses to total loans net
      of deferred fees...........................       1.67%      1.82%      1.61%      2.29%      4.43%      1.91%      1.46%
    Allowance for loans losses to nonaccrual
      loans......................................     176.10%     77.57%    245.31%     90.27%     82.57%     75.40%     46.58%

PER SHARE DATA(9)(10) (IN THOUSANDS):
    Common shares outstanding....................      2,968      2,960      2,960      2,954      1,102      1,099        N/A
    Common stock equivalents of preferred
      stock(11)..................................         --         --         --         --      1,558      1,558        N/A
    Treasury shares..............................        (30)        --        (12)        --         --        N/A        N/A
    Other common stock equivalents...............        113         55         94         --         --        N/A        N/A
    Total common stock equivalents, assuming full
      conversion of preferred stock..............      3,051      3,015      3,042      2,954      2,660      2,657        N/A
    Book value per common share..................       8.95       7.91       8.35       7.43       7.38      10.23        N/A
    Fully diluted earnings (loss) per common
      share......................................       0.57       0.49       1.00       1.20      (6.88)       N/A        N/A

PACIFIC CREST BANK REGULATORY CAPITAL RATIOS:
    Tier 1 risk-based capital....................      10.00      10.90      10.31       9.48       8.87       9.52       6.71
    Total risk-based capital.....................      11.25      12.16      11.56      10.74       9.01      10.72       8.39
    Leverage ratio(12)...........................       7.07       7.82       7.96       7.82       7.15       8.98       6.50

------------------------

(1) 1996 includes a $264,000 gain on the sale of $28.2 million in deposits.

(2) Represents the cumulative effect of implementing Statement of Financial Accounting Standards No. 109.

(3) The Company's performance ratios are based on actual daily averages and are annualized where appropriate.

(4) Net income (loss) divided by average total assets.

(5) Net income (loss) divided by total average shareholders' equity.

(6) Average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(7) Net interest income divided by total average interest-earning assets.

(8) Nonperforming assets include total nonaccrual loans, OREO and nonperforming investments.

(9) The Company did not have any assets and did not conduct any significant business prior to December 23, 1993 when The Foothill Group, Inc. contributed 100% of the outstanding shares of Pacific Crest Bank common stock to Pacific Crest in exchange for 1,099,490 shares of its common stock. Upon completion of a preferred stock offering by the Company, The Foothill Group, Inc. then distributed to its shareholders as a stock dividend 100% of the outstanding shares of the Company's common stock.

(10) Per share data is based on actual daily averages.

(11) The conversion price of the preferred stock for these calculations is $9.00 per share. The preferred stock was converted into common stock of the Company in December 1995.

(12) Based on quarter end asset balances of Pacific Crest Bank.

* The ratios of earnings to fixed charges and preferred stock dividends were computed by dividing (x) income (loss) before income taxes and cumulative effect of an accounting change, plus fixed charges by (y) fixed charges and preferred stock dividends. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense. Earnings for the years ended December 31, 1994 and 1993 were inadequate to cover fixed charges by $8.2 million and $3.1 million, respectively.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER, AMONG OTHER THINGS, THE FOLLOWING FACTORS IN CONNECTION WITH A DECISION TO PURCHASE THE TRUST PREFERRED SECURITIES.

RANKING OF PACIFIC CREST'S OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBENTURES
  AND THE GUARANTEE

    All obligations of Pacific Crest under the Guarantee, the Junior Subordinated Debentures and other documents described herein are unsecured and rank subordinate and junior in right of payment to all current and future Senior and Subordinated Debt, the amount of which is unlimited. At June 30, 1997, Pacific Crest had no Senior and Subordinated Debt outstanding. In addition, because Pacific Crest is a holding company, all obligations of Pacific Crest relating to the securities described herein will be effectively subordinated to all existing and future liabilities of Pacific Crest's subsidiaries, including Pacific Crest Bank. As a holding company, the right of Pacific Crest to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Trust Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary, except to the extent that Pacific Crest may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures and all obligations of Pacific Crest relating to the Trust Preferred Securities will be effectively subordinated to all existing and future liabilities of Pacific Crest Bank, and holders of the Trust Preferred Securities should look only to the assets of Pacific Crest, and not of its subsidiaries, for principal and interest payments on the Junior Subordinated Debentures. None of the Indenture, the Guarantee, the Guarantee Agreement or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior and Subordinated Debt, that may be incurred by Pacific Crest or its subsidiaries. Further, there is no limitation on Pacific Crest's ability to issue additional Junior Subordinated Debentures in connection with any further offerings of Trust Preferred Securities, and such additional debentures would rank PARI PASSU with the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures--Subordination" and "Description of Guarantee--Status of the Guarantee."

OPTION TO DEFER INTEREST PAYMENT PERIOD; TAX CONSEQUENCES OF A DEFERRAL OF
  INTEREST PAYMENTS

    So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, Pacific Crest has the right under the Indenture to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Trust Preferred Securities by PCC Capital will be deferred (and the amount of Distributions to which holders of the Trust Preferred Securities are entitled will accumulate additional amounts
thereon at the rate of   % per annum, compounded quarterly, from the relevant
payment date for such Distributions, to the extent permitted by applicable law) during any such Extension Period. During any such Extension Period, Pacific Crest will be prohibited from making certain payments or distributions with respect to Pacific Crest's capital stock (including dividends on or redemptions of common or preferred stock) and from making certain payments with respect to any debt securities of Pacific Crest that rank pari passu with or junior in interest to the Junior Subordinated Debentures; however, Pacific Crest will not be restricted from (a) paying dividends or distributions in common stock of Pacific Crest, (b) redeeming rights or taking certain other actions under a shareholders' rights plan, (c) making payments under the Guarantee or (d) making purchases of common stock related to the issuance of common stock or rights under any of Pacific Crest's benefit plans for its directors, officers or employees. Further, during an Extension Period, Pacific Crest would have the ability to continue to make payments on Senior and Subordinated Debt. Prior to the termination of any Extension Period, Pacific Crest may further extend such Extension Period provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or to extend beyond the Stated Maturity. Upon the termination of any Extension

Period and the payment of all interest then accrued and unpaid (together with
interest thereon at the annual rate of    %, compounded quarterly, to the extent
permitted by applicable law), Pacific Crest may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that Pacific Crest may elect to begin an Extension Period. See "Description of the Trust Preferred Securities--Distributions" and "Description of Junior Subordinated Debentures--Option to Defer Interest Payment Period."

    Because Pacific Crest has no current plan to exercise its option to defer payments of interest, the Junior Subordinated Debentures will be treated as issued without "original issue discount" for United States federal income tax purposes. As a result, holders of Trust Preferred Securities will include interest in taxable income under their own methods of accounting (i.e., cash or accrual). If Pacific Crest exercises its right to defer payments of interest, the holders of Trust Preferred Securities will be required to include their pro rata share of original issue discount in gross income as it accrues for United States federal income tax (and possibly other) purposes in advance of the receipt of cash. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount." Pacific Crest has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should Pacific Crest elect to exercise its right to defer payments of interest in the future, the market price of the Trust Preferred Securities is likely to be adversely affected. A holder that disposes of such holder's Trust Preferred Securities during an Extension Period, therefore, might not receive the same return on such holder's investment as a holder that continues to hold the Trust Preferred Securities.

TAX EVENT REDEMPTION, INVESTMENT COMPANY ACT REDEMPTION OR CAPITAL TREATMENT
  EVENT REDEMPTION

    Upon the occurrence and during the continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before
or after            , 2002), Pacific Crest has the right, if certain conditions are met, to redeem the Junior Subordinated Debentures in whole (but not in part) at 100% of the principal amount together with accrued but unpaid interest to the date fixed for redemption within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event and therefore cause a mandatory redemption of the Trust Securities. See "Description of the Trust Preferred Securities--Redemption."

    A "Tax Event" means the receipt by Pacific Crest and PCC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such prospective change, pronouncement or decision is announced on or after the original issuance of the Trust Preferred Securities, there is more than an insubstantial risk that (i) PCC Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by Pacific Crest on the Junior Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by Pacific Crest, in whole or in part, for United States federal income tax purposes, or (iii) PCC Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. See "--Possible Tax Law Changes Affecting the Trust Preferred Securities" below for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit Pacific Crest to cause a redemption of the Junior Subordinated Debentures (and therefore the Trust
Preferred Securities) prior to            , 2002.

    An "Investment Company Event" means the receipt by Pacific Crest and PCC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, PCC Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the original issuance of the Trust Preferred Securities.

    A "Capital Treatment Event" means, in the event that Pacific Crest becomes subject to capital adequacy guidelines, the reasonable determination by Pacific Crest that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such prospective change, pronouncement, or decision is announced on or after the date of issuance of the Trust Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of Pacific Crest's ability to treat an amount equal to the Liquidation Amount of the Trust Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the primary federal regulator of Pacific Crest, as then in effect and applicable to Pacific Crest.

POSSIBLE TAX LAW CHANGES AFFECTING THE TRUST PREFERRED SECURITIES

    Congress and the Clinton Administration have recently considered proposals that would deny an issuer a deduction for United States income tax purposes for the payment of interest on instruments with characteristics similar to the Junior Subordinated Debentures. While no such adverse legislation has been enacted, there can be no assurance that similar legislation enacted after the date hereof would not adversely affect the tax treatment of the Junior Subordinated Debentures. Such a change would give rise to a Tax Event which may permit Pacific Crest to cause a redemption of the Trust Preferred Securities by electing to prepay the Junior Subordinated Debentures. See "Description of the Trust Preferred Securities--Redemption"; "Description of Junior Subordinated Debentures--Redemption"; and "Certain Federal Income Tax Consequences."

POSSIBLE DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF TRUST
  PREFERRED SECURITIES

    Pacific Crest will have the right at any time to dissolve PCC Capital and, after satisfaction of liabilities to creditors of PCC Capital as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of PCC Capital. Because holders of the Trust Preferred Securities may receive Junior Subordinated Debentures in liquidation of PCC Capital and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Trust Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures."

    Under current United States federal income tax law and interpretations and assuming, as expected, PCC Capital is classified as a grantor trust for such purposes, a distribution of the Junior Subordinated Debentures upon a liquidation of PCC Capital should not be a taxable event to holders of the Trust Preferred Securities. However, if a Tax Event were to occur which would cause PCC Capital to be subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, a distribution of the Junior Subordinated Debentures by PCC Capital could be a taxable event to PCC Capital and the holders of the Trust Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of Junior Subordinated Debentures to Holders of Trust Preferred Securities."

SHORTENING OF STATED MATURITY OF JUNIOR SUBORDINATED DEBENTURES

    Pacific Crest will have the right at any time to shorten the maturity of the Junior Subordinated Debentures to a date not earlier than five years from the date of issuance and thereby cause the Trust

Preferred Securities to be redeemed on such earlier date. The exercise of such right is subject to Pacific Crest having received prior approval of the primary federal regulator of Pacific Crest if then required under applicable capital guidelines or policies of such primary regulator. See "Description of Junior Subordinated Debentures--Redemption."

LIMITATIONS ON DIRECT ACTIONS AGAINST PACIFIC CREST AND ON RIGHTS UNDER THE
  GUARANTEE

    The Guarantee guarantees to the holders of the Trust Preferred Securities the following payments, to the extent not paid by PCC Capital: (i) any accumulated and unpaid Distributions required to be paid on the Trust Preferred Securities, to the extent that PCC Capital has funds on hand available therefor at such time, (ii) the redemption price with respect to any Trust Preferred Securities called for redemption, to the extent that PCC Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of PCC Capital (unless the Junior Subordinated Debentures are distributed to holders of the Trust Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment to the extent that PCC Capital has funds on hand available therefor at such time (the "Liquidation Distribution") and (b) the amount of assets of PCC Capital remaining available for distribution to holders of the Trust Preferred Securities after satisfaction of liabilities to creditors of PCC Capital as required by applicable law. The holders of not less than a majority in aggregate liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee Agreement. Any holder of the Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest to enforce its rights under the Guarantee without first instituting a legal proceeding against PCC Capital, the Guarantee Trustee or any other person or entity. If Pacific Crest were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, PCC Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Trust Preferred Securities or otherwise, and, in such event, holders of the Trust Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of Pacific Crest to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Trust Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, Pacific Crest will have a right of set-off under the Indenture to the extent of any payment made by Pacific Crest to such holder of Trust Preferred Securities in the Direct Action. Except as described herein, holders of Trust Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Trust Preferred Securities" and "Description of Guarantee." The Trust Agreement provides that each holder of Trust Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee Agreement and the Indenture.

ABILITY TO MAKE PAYMENTS ON THE TRUST PREFERRED SECURITIES AND JUNIOR
  SUBORDINATED DEBENTURES

    Pacific Crest is a legal entity separate and distinct from its subsidiaries, including Pacific Crest Bank. The ability of PCC Capital to pay amounts due on the Trust Preferred Securities is solely dependent upon Pacific Crest making payments on the Junior Subordinated Debentures as and when required. As a holding company without significant assets other than its equity interest in Pacific Crest Bank, Pacific Crest's ability to pay interest on the Junior Subordinated Debentures to PCC Capital (and consequently, PCC Capital's ability to pay distributions on the Trust Preferred Securities and Pacific Crest's ability to pay its obligations under the Guarantee) depends primarily on cash and liquid investments at Pacific Crest and upon cash dividends Pacific Crest may receive in the future from Pacific Crest Bank. Pacific Crest Bank's ability to pay dividends to Pacific Crest is restricted by California state law, which requires that retained earnings are available to pay such dividends. Pacific Crest Bank had retained earnings of $1.5 million at June 30, 1997, which amount of retained earnings is unrestricted and available for dividend payments to Pacific Crest. At June 30, 1997, Pacific Crest had cash and liquid investments of approximately $243,000. See "Use of Proceeds."

LIMITED COVENANTS

    The covenants in the Indenture are limited, and there are no covenants relating to Pacific Crest in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Trust Preferred Securities, respectively, in the event of a material adverse change in Pacific Crest's or the Company's financial condition or results of operations or limits the ability of Pacific Crest or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether Pacific Crest will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

LIMITED VOTING RIGHTS


    Holders of Trust Preferred Securities will generally have limited voting rights relating only to the modification of the Trust Preferred Securities, the dissolution, winding-up or liquidation of PCC Capital, and the exercise of PCC Capital's rights as holder of Junior Subordinated Debentures. Holders of Trust Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, and such voting rights are vested exclusively in the holder of the Common Securities except upon the occurrence of certain events described herein. In no event will the holders of the Trust Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights are vested exclusively in the holder of the Common Securities. The Property Trustee, the Administrative Trustees and Pacific Crest may amend the Trust Agreement without the consent of holders of Trust Preferred Securities to ensure that PCC Capital will be classified for United States federal income tax purposes as a grantor trust or to ensure that PCC Capital will not be required to register as an "investment company," even if such action adversely affects the interests of such holders. See "Description of the Trust Preferred Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of Trustees."


ABSENCE OF EXISTING PUBLIC MARKET; MARKET PRICES


    There is no existing market for the Trust Preferred Securities. The Trust Preferred Securities have been approved for listing on the Nasdaq National Market, subject to official notice of issuance. There can be no assurance that an active and liquid trading market for the Trust Preferred Securities will develop or that a continued listing of the Trust Preferred Securities will be available on the Nasdaq National Market. Although the Underwriters have informed PCC Capital and the Company that the Underwriters intend to make a market in the Trust Preferred Securities offered hereby, the Underwriters are not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the Trust Preferred Securities. Future trading prices of the Trust Preferred Securities will depend on many factors including, among other things, prevailing interest rates, the operating results and financial condition of the Company, and the market for similar securities. As a result of the existence of Pacific Crest's right to defer interest payments on or shorten the Stated Maturity of the Junior Subordinated Debentures, the market price of the Trust Preferred Securities may be more volatile than the market prices of debt securities that are not subject to such optional deferrals or reduction in maturity. There can be no assurance as to the market prices for the Trust Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Trust Preferred Securities if Pacific Crest exercises its right to terminate PCC Capital. Accordingly, the Trust Preferred Securities that an investor may purchase, or the

Junior Subordinated Debentures that a holder of the Trust Preferred Securities may receive in liquidation of PCC Capital, may trade at a discount from the price that the investor paid to purchase the Trust Preferred Securities offered hereby.

FORWARD-LOOKING STATEMENTS


    Certain statements contained or incorporated by reference in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economics and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company's business; and other factors referenced in this Prospectus or incorporated by reference herein, including, without limitation, under the captions "Prospectus Summary" and "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                                USE OF PROCEEDS

    All of the proceeds from the sale of Trust Preferred Securities will be invested by PCC Capital in the Junior Subordinated Debentures. The net proceeds to Pacific Crest from the sale of the Junior Subordinated Debentures are
estimated to be $         ($         if the Underwriters' over-allotment option
is exercised in full), net of estimated underwriting commission and other estimated offering expenses. Pacific Crest intends to invest $5.0 million of the net proceeds in Pacific Crest Bank to increase its capital level to support future growth. Pacific Crest intends to use the remaining net proceeds for general corporate purposes, which may include without limitation, funding additional investments in, or extensions of credit to, Pacific Crest Bank and possible future acquisitions if and when suitable opportunities arise. The Company is not currently engaged in negotiations with respect to any acquisitions. Pending their application, the net proceeds may be invested in investment grade financial securities.

                              ACCOUNTING TREATMENT

    For financial reporting purposes, PCC Capital will be treated as a subsidiary of Pacific Crest and, accordingly, the accounts of PCC Capital will be included in the consolidated financial statements of the Company. The Trust Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures," and appropriate disclosures about the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Trust Preferred Securities as an interest expense in the consolidated statements of operations.

    Future reports of Pacific Crest filed under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), will include a footnote to the financial statements stating that (i) PCC Capital is wholly owned, (ii) the sole assets of PCC Capital are the Junior Subordinated Debentures (specifying the principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (iii) the back up obligations, in the aggregate, constitute a full and unconditional guarantee by Pacific Crest of the obligations of PCC Capital under the Trust Preferred Securities. PCC Capital will not provide separate reports under the Exchange Act.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at June 30, 1997 and as adjusted to give effect to the issuance of the Trust Preferred Securities offered by PCC Capital and receipt by Pacific Crest of the proceeds from the corresponding sale of the Junior Subordinated Debentures to PCC Capital and assuming the Underwriters' over-allotment option was not exercised.

                                                                            JUNE 30, 1997
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                        (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
Company obligated mandatorily redeemable trust preferred securities of
  subsidiary trust holding solely junior subordinated debentures(1)...  $  --       $  15,000
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value: 2,000,000 shares authorized, none
    issued............................................................     --          --
  Common stock, $.01 par value: 10,000,000 shares authorized,
    2,968,449 outstanding.............................................     27,910      27,910
  Accumulated deficit.................................................     (1,129)     (1,129)
  Net unrealized loss on securities, available for sale...............       (238)       (238)
  Common stock in treasury, at cost, 30,000 shares....................       (255)       (255)
                                                                        ---------  -----------
    Total shareholders' equity........................................  $  26,288   $  26,288
                                                                        ---------  -----------
  Total capitalization................................................  $  26,288   $  41,288
                                                                        ---------  -----------
                                                                        ---------  -----------

------------------------

(1) The subsidiary trust is PCC Capital, which will hold the Junior Subordinated Debentures as its sole asset. The Trust Preferred Securities are issued by PCC Capital. The sole assets of PCC Capital consist of the Junior Subordinated Debentures issued by Pacific Crest to PCC Capital. The Junior
    Subordinated Debentures will bear interest at the rate of   % per annum and
    will mature on         , 2027 which date may be shortened to a date not
    earlier than         , 2002 if certain conditions are met. The Junior
    Subordinated Debentures are redeemable prior to maturity at the option of Pacific Crest, subject to Pacific Crest having received prior approval of the primary federal regulator of Pacific Crest if then required under applicable capital guidelines or policies of such primary regulator, (i) on
    or after         , 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 90 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein). See "Description of Junior Subordinated Debentures--Redemption." Pacific Crest owns all of the Common Securities of PCC Capital.

                                   MANAGEMENT

    The table below sets forth certain information for the directors and certain executive officers of the Company, as of June 30, 1997.

NAME                                                            POSITION(S)                                      AGE
------------------------------  ---------------------------------------------------------------------------      ---

Gary L. Wehrle................  Chairman of the Board, President and Chief Executive Officer of the Company          54
                                  and Pacific Crest Bank

Rudolph I. Estrada............  Director                                                                             49

Martin J. Frank...............  Director                                                                             60

Richard S. Orfalea............  Director                                                                             55

Steven J. Orlando.............  Director                                                                             45

Barry L. Otelsberg............  Executive Vice President of the Company, Executive Vice President of                 46
                                  Pacific Crest Bank

Lyle C. Lodwick...............  Executive Vice President of the Company and Pacific Crest Bank                       43

Gonzalo Fernandez.............  Executive Vice President of the Company and Pacific Crest Bank                       54

Robert J. Dennen..............  Vice President and Chief Financial Officer of the Company and Pacific Crest          44
                                  Bank

Joseph Finci..................  Senior Vice President of the Company and Pacific Crest Bank                          39

    GARY L. WEHRLE, Chairman of the Board and Chief Executive Officer of Pacific Crest. Mr. Wehrle has served as Chairman of the Board of Pacific Crest since October 1993, and President and Chief Executive Officer of Pacific Crest since September 1993. Mr. Wehrle has served as President and Chief Executive Officer of Pacific Crest Bank since 1984. Mr. Wehrle served as Executive Vice President of The Foothill Group, Inc. from 1980 to 1993.

    RUDOLPH I. ESTRADA, Director of Pacific Crest since October 1993. Mr. Estrada has served as President and Chief Executive Officer of The Summit Group, a banking and business consulting company, since 1988, as Chairman of the California Small Business Roundtable since 1995, and as Professor (Adjunct) of Finance and Management and Director of the Small Business Institute at California State University since 1986. Mr. Estrada served as Presidential appointee to the White House Commission on Small Business in 1993, as Corporate Lending Manager, Tokai Bank, from 1982 to 1987, and as Los Angeles District Director, U.S. Small Business Administration, from 1980 to 1982.

    MARTIN J. FRANK, Director of Pacific Crest since October 1993. Mr. Frank is self-employed in movie development and currently serves as a Managing Member of Cadillac LLC, a movie production company. Mr. Frank has also served as Chairman of Moonshadow Entertainment, a movie production company, since January 1995. Mr. Frank served as Chairman of A. Frank Productions, a movie production company, from February 1992 to December 1993. Mr. Frank was the owner of Martin J. Frank Consulting, a management consulting company, from February 1992 to December 1996, and served as Managing Director of Towers, Perrin, Forster & Crosby, Inc. from 1969 to 1992.

    RICHARD S. ORFALEA, Director of Pacific Crest since October 1993. Mr. Orfalea has served as Director of Mergers and Acquisitions and Director of International Expansion at Kinko's Graphics Corp., from 1990 to present. Mr. Orfalea served as Manager of the Merchant Banking Unit in the Los Angeles Commercial Banking Office of California Federal Bank from 1983 to 1990.

    STEVEN J. ORLANDO, Director of Pacific Crest since May 1995. Mr. Orlando is a Certified Public Accountant and currently serves as Chief Financial Officer of Java Centrale, Inc., a gourmet coffee franchiser which has a class of securities registered under Section 12 of the Exchange Act. Mr. Orlando also has served as Director and President of RJN Enterprises, a private investment company, from July 1988 to present, as Director of Bel Foods, a company supplying products to ice cream manufacturers, from 1988 to present, and as Director and a consultant to Southwest Products Company, an aerospace specialty bearing manufacturer, from 1988 to present. Mr. Orlando served as a Director and consulting Chief Financial Officer of FRS, Inc. from 1988 to 1994, and was self-employed as a financial advisor and consultant from 1988 to 1994.

    BARRY L. OTELSBERG, Executive Vice President of the Company since 1993; Executive Vice President of Pacific Crest Bank since 1985.

    LYLE C. LODWICK, Executive Vice President of the Company since 1993; Executive Vice President of Pacific Crest Bank since 1992.

    GONZALO FERNANDEZ, Executive Vice President of the Company since 1994; Executive Vice President of Pacific Crest Bank since 1994.

    ROBERT J. DENNEN, Vice President and Chief Financial Officer of the Company since 1993; Vice President and Chief Financial Officer of Pacific Crest Bank since 1993.

    JOSEPH FINCI, Senior Vice President of the Company since 1995; Senior Vice President of Pacific Crest Bank since 1995.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

    The Trust Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Initially, Wilmington Trust Company will be the Delaware Trustee and the Property Trustee and will act as trustee for the purpose of complying with the Trust Indenture Act. The terms of the Trust Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. This summary of certain terms and provisions of the Trust Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Pursuant to the terms of the Trust Agreement, the Administrative Trustees on behalf of PCC Capital will issue the Trust Preferred Securities and the Common Securities (collectively, the "Trust Securities"). The Trust Preferred Securities will represent preferred undivided beneficial interests in the assets of PCC Capital and the holders thereof will be entitled to a preference over the Common Securities of PCC Capital (which will be held by Pacific Crest) in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the Trust Agreement.

    The Trust Preferred Securities will rank PARI PASSU, and payments will be made thereon pro rata, with the Common Securities of PCC Capital except as described under "Subordination of Common Securities of PCC Capital Held by Pacific Crest" below. Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by Pacific Crest for the benefit of the holders of the Trust Preferred Securities (the "Guarantee") will be a guarantee on a subordinated basis with respect to the Trust Preferred Securities but will not guarantee payment of Distributions or amounts payable on redemption or on liquidation of the Trust Preferred Securities if PCC Capital does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

    PAYMENT OF DISTRIBUTIONS.  Distributions on the Trust Preferred Securities
will be payable at the annual rate of     % of the stated Liquidation Amount of
$10, payable quarterly in arrears on the 15th day of March, June, September and December in each year to the holders of the Trust Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The amount of each Distribution due with respect to the Trust Preferred Securities will include amounts accrued through the date the Distribution payment is due. Distributions on the Trust Preferred Securities will be payable to the holders thereof as they appear on the register of PCC Capital on the relevant record date which, for so long as the Trust Preferred Securities remain in book-entry form, will be one Business Day (as defined below) prior to the relevant Distribution Date and, in the event the Trust Preferred Securities are not in book-entry form, will be the first day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first
Distribution Date for the Trust Preferred Securities will be       , 1997.

    The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Trust Preferred Securities is not a Business Day, payment of the Distribution payable on such date will be made on the next Business Day (and without any interest or other payment in respect to any such delay), with the same force and effect as if made on the date such payment was originally payable. As used in this Prospectus, a "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the State of California are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Indenture Trustee is closed for business.

    The funds of PCC Capital available for distribution to holders of its Trust Preferred Securities will be limited to payments by Pacific Crest under the Junior Subordinated Debentures in which PCC Capital will invest the proceeds from the issuance and sale of its Trust Preferred Securities. See "Description of Junior Subordinated Debentures." If Pacific Crest does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Trust Preferred Securities. The payment of Distributions (if and to the extent PCC Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by Pacific Crest. See "Description of Guarantee."

    EXTENSION PERIOD. So long as no Debenture Event of Default has occurred and is continuing, Pacific Crest has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Trust Preferred Securities will be deferred by PCC Capital during any such Extension Period. Distributions to which holders of Trust Preferred Securities are entitled will accumulate additional amounts thereon at the rate per annum of
    % thereof, compounded quarterly from the relevant Distribution Date, to the extent permitted under applicable law. The term "Distributions" as used herein shall include any such additional accumulated amounts. During any such Extension Period, Pacific Crest may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Pacific Crest's capital stock (which includes common and preferred stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Pacific Crest that rank PARI PASSU with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by Pacific Crest of the debt securities of any subsidiary of Pacific Crest if such guarantee ranks PARI PASSU with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of Pacific Crest, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee and (d) purchases of common stock for issuance of common stock or rights under any of Pacific Crest's benefit plans for its directors, officers or employees) or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Trust Preferred Securities. Prior to the termination of any such Extension Period, Pacific Crest may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the Stated Maturity. Upon the termination of any such Extension Period and the payment of all amounts then due, and subject to the foregoing limitations, Pacific Crest may elect to begin a new Extension Period. Subject to the foregoing, there is no limitation on the number of times that Pacific Crest may elect to begin an Extension Period. Pacific Crest has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

REDEMPTION

    MANDATORY REDEMPTION. Upon the repayment or redemption at any time, in whole or in part, of any Junior Subordinated Debentures, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 30 nor more than 60 days' notice of a date of redemption (the "Redemption Date"), at the Redemption Price (as defined below). See "Description of Junior Subordinated Debentures--Redemption." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption of the Trust Securities PRO RATA. The amount of premium, if any, paid by Pacific Crest upon the redemption of all or any part of the Junior Subordinated Debentures to be repaid or redeemed on a Redemption Date shall be allocated to the redemption pro rata of the Trust Securities.

    OPTIONAL REDEMPTION.  Pacific Crest will have the right to redeem the Junior
Subordinated Debentures (i) on or after         , 2002, in whole at any time or
in part from time to time at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, in each case subject to Pacific Crest having received prior approval of the primary federal regulator of Pacific Crest if then required under applicable capital guidelines or policies of such primary regulator. See "Description of Junior Subordinated Debentures--Redemption."

    TAX EVENT REDEMPTION, INVESTMENT COMPANY EVENT REDEMPTION, CAPITAL TREATMENT EVENT REDEMPTION OR DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES. If a Tax Event, a Capital Treatment Event or an Investment Company Event shall occur and be continuing, Pacific Crest has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Trust Securities in whole (but not in part) at the Redemption Price (as defined below) within 90 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. If a Tax Event, Capital Treatment Event or an Investment Company Event has occurred and is continuing and Pacific Crest does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Securities or to liquidate PCC Capital and cause the Junior Subordinated Debentures to be distributed to holders of the Trust Securities in liquidation of PCC Capital as described below, such Trust Securities will remain outstanding and Additional Sums (as defined below) may be payable on the Junior Subordinated Debentures.

    DEFINITIONS

    "Additional Sums" means the additional amounts as may be necessary to be paid by Pacific Crest with respect to the Junior Subordinated Debentures in order that the amount of Distributions then due and payable by PCC Capital on the outstanding Trust Securities of PCC Capital shall not be reduced as a result of any additional taxes, duties and other governmental charges to which PCC Capital has become subject as a result of a Tax Event.

    "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Trust Preferred Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of PCC Capital, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed.

    "Liquidation Amount" means the stated amount of $10 per Trust Security.

    "Redemption Price" means, with respect to any Trust Security, the Liquidation Amount of such Trust Security, plus accumulated and unpaid Distributions to the Redemption Date, allocated on a pro rata basis (based on Liquidation Amounts) among the Trust Securities.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

    Subject to Pacific Crest and PCC Capital having received an opinion of counsel to the effect that such distribution will not be a taxable event to the holders of the Trust Preferred Securities, Pacific Crest will have the right at any time to dissolve PCC Capital and, after satisfaction of the liabilities of creditors of PCC Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of PCC Capital. After the liquidation date fixed for any distribution of Junior Subordinated Debentures for Trust Preferred Securities
(i) such Trust Preferred Securities will no longer be deemed to be outstanding,
(ii) the Depositary or its nominee, as the record holder of the Trust Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Trust Preferred Securities not held by the Depositary or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Trust Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Trust Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    There can be no assurance as to the market prices for the Trust Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Trust Preferred Securities if a dissolution and liquidation of PCC Capital were to occur. Accordingly, the Trust Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of PCC Capital, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby.

REDEMPTION PROCEDURES

    Trust Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Trust Preferred Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that PCC Capital has funds on hand available for the payment of such Redemption Price. See "--Subordination of Common Securities of PCC Capital Held by Pacific Crest" herein and "Description of Guarantee."

    If PCC Capital gives a notice of redemption in respect of the Trust Preferred Securities, then, by 12:00 noon, Eastern time on the Redemption Date, to the extent funds are available, the Property Trustee will deposit with the Depositary funds sufficient to pay the aggregate Redemption Price and will give the Depositary irrevocable instructions and authority to pay the Redemption Price to the holders of such Trust Preferred Securities. See "Book-Entry Issuance." If such Trust Preferred Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will deposit with the paying agent for such Trust Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Trust Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date shall be payable to the holders of such Trust Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the Trust Preferred Securities will cease, except the right of the holders of the Trust Preferred Securities to receive the applicable Redemption Price, but without interest on such Redemption Price, and such Trust Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of such Trust Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. In the event that payment of the Redemption Price in respect of Trust Preferred Securities called for redemption is improperly withheld or refused and not paid either by PCC

Capital or by Pacific Crest pursuant to the Guarantee, Distributions on such Trust Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by PCC Capital for such Trust Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of Guarantee."

    Subject to applicable law (including, without limitation, United States federal securities law), and further provided that Pacific Crest is not then exercising its right to defer interest payments on the Junior Subordinated Debentures, the Company (other than PCC Capital) may at any time and from time to time purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Trust Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Trust Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register of such Trust Preferred Securities on the relevant record date, which date shall be one Business Day prior to the relevant Redemption Date or Liquidation Date, as applicable; provided, however, that in the event that any Trust Preferred Securities are not in book-entry form, the relevant record date for such Trust Preferred Securities shall be a date at least 15 days prior to the Redemption Date or Liquidation Date, as applicable. In the case of a liquidation, the record date shall be no more than 45 days before the Liquidation Date.

    If less than all of the Trust Securities issued by PCC Capital are to be redeemed on a Redemption Date, then the aggregate Redemption Price for such Trust Securities to be redeemed shall be allocated pro rata to the Trust Preferred Securities and Common Securities based upon the relative Liquidation Amounts of such classes. The particular Trust Preferred Securities to be redeemed shall be selected by the Property Trustee from the outstanding Trust Preferred Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple thereof) of the Liquidation Amount of Trust Preferred Securities. The Property Trustee shall promptly notify the Security registrar in writing of the Trust Preferred Securities selected for redemption and, in the case of any Trust Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Trust Preferred Securities shall relate to the portion of the aggregate Liquidation Amount of Trust Preferred Securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities at such holder's registered address. Unless PCC Capital defaults in payment of the applicable Redemption Price, on and after the Redemption Date, Distributions will cease to accrue on such Trust Preferred Securities called for redemption.

SUBORDINATION OF COMMON SECURITIES OF PCC CAPITAL HELD BY PACIFIC CREST

    Payment of Distributions on, and the Redemption Price of, the Trust Preferred Securities and Common Securities, as applicable, shall be made PRO RATA based on the Liquidation Amounts of the Trust Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution on, or applicable Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of the Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Trust Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the applicable Redemption Price the full amount of such Redemption Price on all of the outstanding Trust Preferred Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Trust Preferred Securities then due and payable.

    In the case of any Event of Default under the Trust Agreement resulting from a Debenture Event of Default, Pacific Crest as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default until the effect of all such Events of Default have been cured, waived or otherwise eliminated. Until any such Events of Default have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Trust Preferred Securities and not on behalf of Pacific Crest as holder of the Common Securities, and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION


    Pacific Crest will have the right at any time to dissolve PCC Capital and, after satisfaction of liabilities to creditors of PCC Capital as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities. Such right is subject to Pacific Crest having received prior approval of the primary federal regulator of Pacific Crest if then required under applicable capital guidelines or policies of such primary regulator. See "-- Distribution of Junior Subordinated Debentures" above.


    In addition, pursuant to the Trust Agreement, PCC Capital shall automatically dissolve upon expiration of its term and shall earlier dissolve on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of Pacific Crest; (ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holder of its Trust Securities, if Pacific Crest, as Depositor, has delivered written direction to the Property Trustee to dissolve PCC Capital (which direction is optional and, except as described above, wholly within the discretion of Pacific Crest, as Depositor); (iii) redemption of all of the Trust Preferred Securities as described under "--Redemption--Mandatory Redemption"; and (iv) the entry of an order for the dissolution of PCC Capital by a court of competent jurisdiction.

    If an early dissolution occurs as described in clause (i), (ii), or (iv) above, PCC Capital shall be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of PCC Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of PCC Capital available for distribution to holders, after satisfaction of liabilities to creditors of PCC Capital as provided by applicable law, an amount equal to, in the case of holders of Trust Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because PCC Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by PCC Capital on the Trust Preferred Securities shall be paid on a pro rata basis. The holder(s) of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Trust Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing, the Trust Preferred Securities shall have a priority over the Common Securities.

    Under current United States federal income tax law and interpretations and assuming, as expected, PCC Capital is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Trust Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Trust Preferred Securities. See "Certain Federal Income Tax Consequences." If Pacific Crest elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate PCC Capital and distribute the Junior Subordinated Debentures to holders of the Trust Preferred Securities, the Trust Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures.

    If Pacific Crest elects to dissolve PCC Capital and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Trust Preferred Securities in liquidation of PCC Capital, Pacific Crest shall continue to have the right to shorten the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of Junior Subordinated Debentures--General."

EVENTS OF DEFAULT; NOTICE

    Any one of the following events that has occurred and is continuing constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Trust Preferred Securities (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

        (i) the occurrence of a Debenture Event of Default (see "Description of Junior Subordinated Debentures--Debenture Events of Default"); or

        (ii) default by the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

       (iii) default by the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

        (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Property Trustee in the Trust Agreement (other than a default or breach in the performance of a covenant or warranty which is addressed in clause (ii) or (iii) above), and continuation of such default or breach, for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Property Trustee by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Trust Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

        (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by Pacific Crest to appoint a successor Property Trustee within 60 days thereof.

    Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Trust Preferred Securities, the Administrative Trustees and Pacific Crest, as Depositor, unless such Event of Default shall have been cured or waived. Pacific Crest as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    If a Debenture Event of Default has occurred and is continuing, the Trust Preferred Securities shall have a preference over the Common Securities upon termination of PCC Capital as described above. See "--Liquidation Distribution upon Dissolution" herein. Upon a Debenture Event of Default, unless the principal of all the Junior Subordinated Debentures has already become due and payable, either the Property Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debentures then outstanding may declare all of the Junior Subordinated Debentures to be due and payable immediately by giving notice in writing to Pacific Crest (and to the Property Trustee, if notice is given by holders of the Junior Subordinated Debentures). If the Property Trustee or the holders of the Junior Subordinated Debentures fail to declare the principal of all of the Junior Subordinated Debentures due and payable upon a Debenture Event of Default, the holders of at least 25% in Liquidation Amount of the Trust Preferred Securities then outstanding shall have the right to declare the Junior Subordinated Debentures immediately due and payable. In either event, payment of principal and interest on the Junior Subordinated Debentures shall remain subordinated to the extent provided in the Indenture. In addition, holders of the Trust Preferred Securities have the right in certain circumstances to bring a Direct Action (as hereinafter defined). See "Description of Junior Subordinated Debentures-- Enforcement of Certain Rights by Holders of Trust Preferred Securities."

REMOVAL OF TRUSTEES

    Unless a Debenture Event of Default has occurred and is continuing, any of the Property Trustee, the Depositary Trustee or the Administrative Trustees may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Trust Preferred Securities. In no event will the holders of the Trust Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in Pacific Crest as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of Trust Property may at the time be located, Pacific Crest, as the holder of the Common Securities, and the Administrative Trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

    Any Person (as defined in the Trust Agreement) into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Issuer Trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such Issuer Trustee, shall be the successor of such Issuer Trustee under the Trust Agreement, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF PCC CAPITAL

    PCC Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except as described below or as described in "--Liquidation Distribution Upon Dissolution." PCC Capital may, at the request of Pacific Crest, with the consent of the Administrative Trustees and without the consent of the holders of the Trust Preferred Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of PCC Capital with respect to the Trust Preferred Securities or (b) substitutes for the Trust Preferred Securities other securities having substantially the same terms as the Trust Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Trust Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) Pacific Crest expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Trust Preferred Securities are then listed, if any, (iv) such merger, consolidation, amalgamation, conveyance, transfer or lease does not cause the Trust Preferred Securities to be downgraded by any nationally recognized statistical rating organization which gives ratings to the Trust Preferred Securities; (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of PCC Capital, (vii) the Successor Securities will be listed or traded on any national securities exchange or other organization on which the Trust Preferred Securities may then be listed, (viii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Pacific Crest has received an opinion from independent counsel to PCC Capital experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither PCC Capital nor such successor entity will be required to register as an investment company under the Investment Company Act and (ix) Pacific Crest or any permitted successor or designee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, PCC Capital shall not, except with the consent of holders of 100% in Liquidation Amount of the Trust Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause PCC Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

    Except as provided below and under "Description of Guarantee--Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Trust Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by Pacific Crest, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Trust Securities, (i) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that PCC Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that PCC Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (i), such action shall not adversely affect in any material respect the interests of any holder of Trust Securities, and any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Trust Securities. The Trust Agreement may be amended by the Issuer Trustees and the Company with (i) the consent of holders representing not less than a majority of the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Issuer Trustees in accordance with such amendment will not affect PCC Capital's status as a grantor trust for United States federal income tax purposes or PCC Capital's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

    So long as any Junior Subordinated Debentures are held by the Property Trustee, the Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding the Trust Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Trust Preferred Securities. The Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Trust Preferred Securities except by subsequent vote of the holders of the Trust Preferred Securities. The Property Trustee shall notify each holder of the Trust Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of such holders of the Trust Preferred Securities, prior to taking any of the foregoing actions, the Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that PCC Capital will not be classified as other than a grantor trust for United States federal income tax purposes.

    Any required approval of holders of the Trust Preferred Securities may be given at a meeting of holders of Trust Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Trust Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of the Trust Preferred Securities will be required for PCC Capital to redeem and cancel the Trust Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding that holders of the Trust Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Trust Preferred Securities that are owned by Pacific Crest, the Trustees or any affiliate of Pacific Crest or any Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

GLOBAL TRUST PREFERRED SECURITIES

    The Trust Preferred Securities will be represented by one or more global certificates registered in the name of the Depositary or its nominee ("Global Trust Preferred Security"). Beneficial interests in the Trust Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in the Depositary. Except as described below, Trust Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

    A global security shall be exchangeable for Trust Preferred Securities registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies Pacific Crest that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, at a time when the Depositary is required to be so registered to act as such depositary, (ii) Pacific Crest in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary with respect to ownership of beneficial interests in such global security. In the event that Trust Preferred Securities are issued in definitive form, such Trust

Preferred Securities will be in denominations of $10 and integral multiples thereof and may be transferred or exchanged at the offices described below.

    Unless and until it is exchanged in whole or in part for the individual Trust Preferred Securities represented thereby, a Global Trust Preferred Security may not be transferred except as a whole by the Depositary to a nominee of such the Depositary or by a nominee of such the Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

    Payments on Trust Preferred Securities represented by a global security will be made to the Depositary, as the depositary for the Trust Preferred Securities. In the event the Trust Preferred Securities are issued in definitive form, Distributions will be payable, the transfer of the Trust Preferred Securities will be registrable, and Trust Preferred Securities will be exchangeable for Trust Preferred Securities of other denominations of a like aggregate Liquidation Amount, at the corporate office of the Property Trustee, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Trust Preferred Securities are issued in certificated form, the record dates for payment of Distributions will be the first day of the month in which the relevant Distribution Date occurs. For a description of the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

    Upon the issuance of a Global Trust Preferred Security, and the deposit of such Global Trust Preferred Security with or on behalf of the Depositary, the Depositary for such Global Trust Preferred Security or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate Liquidation Amounts of the individual Trust Preferred Securities represented by such Global Trust Preferred Securities to the accounts of Participants. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Trust Preferred Securities. Ownership of beneficial interests in a Global Trust Preferred Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Trust Preferred Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Trust Preferred Security.

    So long as the Depositary for a Global Trust Preferred Security, or its nominee, is the registered owner of such Global Trust Preferred Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Trust Preferred Securities represented by such Global Trust Preferred Security for all purposes under the Trust Agreement governing such Trust Preferred Securities. Except as provided below, owners of beneficial interests in a Global Trust Preferred Security will not be entitled to have any of the individual Trust Preferred Securities represented by such Global Trust Preferred Security registered in their names, will not receive or be entitled to receive physical delivery of any such Trust Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Trust Agreement.

    None of Pacific Crest, the Property Trustee, any Paying Agent, or the Securities Registrar (defined below) for such Trust Preferred Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Trust Preferred Security representing such Trust Preferred Securities or for maintaining supervising or reviewing any records relating to such beneficial ownership interests.

    Pacific Crest expects that the Depositary for Trust Preferred Securities or its nominee, upon receipt of any payment of the Liquidation Amount or Distributions in respect of a permanent Global Trust Preferred

Security immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate Liquidation Amount of such Global Trust Preferred Security as shown on the records of such Depositary or its nominee. Pacific Crest also expects that payments by Participants to owners of beneficial interests in such Global Trust Preferred Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

    If the Depositary for the Trust Preferred Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Pacific Crest within 90 days, PCC Capital will issue individual Trust Preferred Securities in exchange for the Global Trust Preferred Security. In addition, PCC Capital may at any time and in its sole discretion, subject to any limitations described herein relating to such Trust Preferred Securities, determine not to have any Trust Preferred Securities represented by one or more Global Trust Preferred Securities and, in such event, will issue individual Trust Preferred Securities in exchange for the Global Trust Preferred Security or Securities representing the Trust Preferred Securities. Further, if PCC Capital so specifies with respect to the Trust Preferred Securities, an owner of a beneficial interest in a Global Trust Preferred Security representing Trust Preferred Securities may, on terms acceptable to Pacific Crest, the Property Trustee and the Depositary for such Global Trust Preferred Security, receive individual Trust Preferred Securities in exchange for such beneficial interests, subject to any limitations described herein. In any such instance, an owner of a beneficial interest in a Global Trust Preferred Security will be entitled to physical delivery of individual Trust Preferred Securities represented by such Global Trust Preferred Security equal in Liquidation Amount to such beneficial interest and to have such Trust Preferred Securities registered in its name. Individual Trust Preferred Securities so issued will be issued in denominations, unless otherwise specified by PCC Capital, of $10 and integral multiples thereof.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Trust Preferred Securities shall be made to the Depositary, which shall credit the relevant accounts at the Depositary on the applicable Distribution Dates or, if any of the Trust Preferred Securities are not held by the Depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Register. The paying agent (the "Paying Agent") shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and Pacific Crest. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and Trust Preferred. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and Pacific Crest) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

    The Property Trustee will act as registrar and transfer agent for the Trust Preferred Securities. Registration of transfers of the Trust Preferred Securities will be effected without charge by or on behalf of PCC Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. PCC Capital will not be required to register or cause to be registered the transfer of the Trust Preferred Securities after such Trust Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of the Trust Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by Pacific Crest and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate PCC Capital in such a way that PCC Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or fail to be classified as a grantor trust for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of Pacific Crest for United States federal income tax purposes. In this connection, Pacific Crest and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of PCC Capital or the Trust Agreement, that Pacific Crest and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Trust Preferred Securities. Holders of the Trust Preferred Securities have no preemptive or similar rights.

    PCC Capital may not borrow money or issue debt or mortgage or pledge any of its assets.

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

    Concurrently with the issuance of the Trust Preferred Securities, PCC Capital will invest the proceeds thereof, together with the consideration paid by Pacific Crest for the Common Securities, in Junior Subordinated Debentures issued by Pacific Crest. The Junior Subordinated Debentures will be issued as
unsecured debt under the Junior Subordinated Indenture, dated as of         ,
1997 (the "Indenture"), between Pacific Crest and the Indenture Trustee. The following summary of the terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and to the Trust Indenture Act. The Indenture is qualified under the Trust Indenture Act. Whenever particular defined terms of the Indenture are referred to herein, such defined terms are incorporated herein or therein by reference.

GENERAL

    The Junior Subordinated Debentures will bear interest at the annual rate of % of the principal amount thereof, payable quarterly in arrears on the 15th day of March, June, September and December of each year (each, an "Interest
Payment Date"), commencing       , 1997, to the person in whose name each Junior
Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. Notwithstanding the above, in the event that either the (i) Junior Subordinated Debentures are held by the Property Trustee and the Trust Preferred Securities are no longer in book-entry only form or (ii) the Junior Subordinated Debentures are not represented by a Global Subordinated Debenture (as defined herein), the record date for such payment shall be the first day of the month in which such payment is made. The amount of each interest payment due with respect to the Junior Subordinated Debentures will include amounts accrued through the date the interest payment is due. It is anticipated that, until the liquidation, if any, of PCC Capital, each Junior Subordinated Debenture will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent
permitted by law) at the rate per annum of   % thereof, compounded quarterly.
The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.


    The Junior Subordinated Debentures will mature on            , 2027 (such
date, as it may be shortened as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by Pacific Crest to any date not earlier
than            , 2002, subject to prior regulatory approval, if then required.
In the event that Pacific Crest elects to shorten the Stated Maturity of the Junior Subordinated Debentures, it shall give notice to the Indenture Trustee, and the Indenture Trustee shall give notice of such shortening to the holders of the Junior Subordinated Debentures no less than 90 days prior to the effectiveness thereof.


    The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior and Subordinated Debt of Pacific Crest. Because Pacific Crest is a holding company, the right of Pacific Crest to participate in any distribution of assets of any subsidiaries, including Pacific Crest Bank, upon any such subsidiaries' liquidation or reorganization or otherwise (and thus the ability of holders of the Trust Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that Pacific Crest may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of Pacific Crest Bank, and holders of Junior Subordinated Debentures should look only to the assets of Pacific Crest for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of Pacific Crest, including Senior and Subordinated Debt, whether under the Indenture or any existing or other indenture that Pacific Crest may enter into in the future or otherwise. See "-- Subordination" below.

OPTION TO DEFER INTEREST PAYMENT PERIOD

    So long as no Debenture Event of Default has occurred and is continuing, Pacific Crest has the right under the Indenture at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters (each such period an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity. At the end of such Extension Period, Pacific Crest must pay all interest then accrued and unpaid (together with interest thereon at
the annual rate of   %, compounded quarterly, to the extent permitted by
applicable law). During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    During any such Extension Period, Pacific Crest may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Pacific Crest's capital stock or
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Pacific Crest (including other Junior Subordinated Debentures) that rank PARI PASSU with or junior in interest to the Junior Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by Pacific Crest of the debt securities of any subsidiary of Pacific Crest if such guarantee ranks PARI PASSU with or junior in interest to the Junior

Subordinated Debentures (other than (a) dividends or distributions in common stock of Pacific Crest, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, and (d) purchases of common stock related to the issuance of common stock or rights under any of Pacific Crest's benefit plans for its directors, officers or employees) or (iv) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Trust Preferred Securities. Prior to the termination of any such Extension Period, Pacific Crest may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the Stated Maturity. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, Pacific Crest may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. Pacific Crest must give the Property Trustee, the Administrative Trustees and the Indenture Trustee notice of its election of any Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Trust Preferred Securities would have been payable except for the election to begin or extend such Extension Period or (ii) the date the Administrative Trustees are required to give notice to the New York Stock Exchange, the Nasdaq National Market or any applicable stock exchange or automated quotation system on which the Trust Preferred Securities are then listed or quoted or to the holders of the Trust Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Indenture Trustee shall give notice of Pacific Crest's election to begin or extend a new Extension Period the holders of the Trust Preferred Securities. There is no limitation on the number of times that Pacific Crest may elect to begin an Extension Period.


    Distributions on the Trust Preferred Securities will be deferred by PCC Capital during any such Extension Period. See "Description of the Trust Preferred Securities--Distributions." For a description of certain federal income tax consequences and special considerations applicable to any such Junior Subordinated Debentures, see "Certain Federal Income Tax Consequences."

ADDITIONAL SUMS

    If PCC Capital is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, Pacific Crest will pay as additional amounts on the Junior Subordinated Debentures such amounts ("Additional Sums") as shall be required so that the Distributions payable by PCC Capital shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

REDEMPTION

    The Junior Subordinated Debentures are redeemable prior to maturity at the
option of Pacific Crest (i) on or after            , 2002, in whole at any time
or in part from time to time, or (ii) at any time in whole (but not in part), within 90 days upon the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at such holder's registered address. Unless Pacific Crest defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

    If PCC Capital is required to pay additional taxes, duties or other governmental charges as a result of a Tax Event, Pacific Crest will pay as additional amounts on the Junior Subordinated Debentures the Additional Sums (as defined herein).

    The Junior Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

    As described under "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution," under certain circumstances involving the dissolution of PCC Capital, the Junior Subordinated Debentures may be distributed to the holders of the Trust Preferred Securities in liquidation of PCC Capital after satisfaction of liabilities to creditors of PCC Capital as provided by applicable law and subject to prior regulatory approval, if then required. If distributed to holders of the Trust Preferred Securities in liquidation, the Junior Subordinated Debentures will initially be issued in the form of one or more global securities and the Depositary, or any successor depositary for the Trust Preferred Securities, will act as depositary for the Junior Subordinated Debentures. It is anticipated that the depositary arrangements for the Junior Subordinated Debentures would be substantially identical to those in effect for the Trust Preferred Securities. If the Junior Subordinated Debentures are distributed to the holders of Trust Preferred Securities upon the liquidation of PCC Capital, Pacific Crest will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq National Market or such other stock exchanges or automated quotation system, if any, on which the Trust Preferred Securities are then listed or quoted. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Trust Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS


    If at any time (i) there shall have occurred a Debenture Event of Default,
(ii) Pacific Crest shall have given notice of its election of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing, or (iii) while the Junior Subordinated Debentures are held by PCC Capital, Pacific Crest shall be in default with respect to its payment of any obligation under the Guarantee, then Pacific Crest will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Pacific Crest's capital stock, (2) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Pacific Crest (including other Junior Subordinated Debt) that rank PARI PASSU with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by Pacific Crest of the debt securities of any subsidiary of Pacific Crest if such guarantee ranks PARI PASSU with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of Pacific Crest, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee and (d) purchases of common stock related to issuance of common stock or rights under any of Pacific Crest's benefit plans for its directors, officers or employees) or (3) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Trust Preferred Securities.


SUBORDINATION

    In the Indenture, Pacific Crest has covenanted and agreed that any Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior and Subordinated Debt to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Pacific Crest, the holders of Senior and Subordinated Debt will first be entitled to receive payment in full of principal of all Allocable Amounts (as defined below) on such Senior and Subordinated Debt before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect thereof.

    In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior and Subordinated Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the Junior Subordinated Debentures.

    No payments on account of principal or interest, if any, in respect of the Junior Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior and Subordinated Debt or an event of default with respect to any Senior and Subordinated Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

    "Allocable Amounts," when used with respect to any Senior and Subordinated Debt, means all amounts due or to become due on such Senior and Subordinated Debt less, if applicable, any amount which would have been paid to, and retained by, the holders of such Senior and Subordinated Debt (whether as a result of the receipt of payments by the holders of such Senior and Subordinated Debt from Pacific Crest or any other obligor thereon or from any holders of, or trustee in respect of, other indebtedness that is subordinate and junior in right of payment to such Senior and Subordinated Debt pursuant to any provision of such indebtedness for the payment over of amounts received on account of such indebtedness to the holders of such Senior and Subordinated Debt or otherwise) but for the fact that such Senior and Subordinated Debt is subordinated or junior in right of payment to (or subject to a requirement that amounts received on such Senior and Subordinated Debt be paid over to obligees on) trade accounts payable or accrued liabilities arising in the ordinary course of business.

    "Debt" means with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent: (i) every obligation of such person for money borrowed; (ii) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person; (iv) every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such person; (vi) all indebtedness of such person whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    "Senior and Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Pacific Crest whether or not such claim for post-petition interest is allowed in such proceeding), on Debt of Pacific Crest whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is PARI PASSU with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior and Subordinated Debt shall not be deemed to include (i) any Debt of Pacific Crest which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to Pacific Crest, (ii) any Debt of Pacific Crest to any of its subsidiaries, (iii) Debt to any employee of Pacific Crest, and (iv) any other debt securities issued pursuant to the Indenture.

    The Indenture places no limitation on the amount of additional Senior and Subordinated Debt that may be incurred by Pacific Crest. Pacific Crest expects from time to time to incur additional indebtedness constituting Senior and Subordinated Debt.

DENOMINATIONS, REGISTRATION AND TRANSFER

    The Junior Subordinated Debentures will be represented by global certificates registered in the name of the Depositary or its nominee ("Global Subordinated Debenture"). Beneficial interests in the Junior Subordinated Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary. Except as described below, Junior Subordinated Debentures in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

    Unless and until a Global Subordinated Debenture is exchanged in whole or in part for the individual Junior Subordinated Debentures represented thereby, it may not be transferred except as a whole by the Depositary for such Global Subordinated Debenture to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

    A global security shall be exchangeable for Junior Subordinated Debentures registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies Pacific Crest that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act, at a time when the Depositary is required to be so registered to act as such depositary, (ii) Pacific Crest in its sole discretion determines that such global security shall be so exchangeable or (iii) there shall have occurred and be continuing a Debenture Event of Default with respect to such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants with respect to ownership of beneficial interests in such global security. In the event that Junior Subordinated Debentures are issued in definitive form, such Junior Subordinated Debentures will be in denominations of $10 and integral multiples thereof and may be transferred or exchanged at the offices described below.

    Payments on Junior Subordinated Debentures represented by a global security will be made to the Depositary, as the depositary for the Junior Subordinated Debentures. In the event Junior Subordinated Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount, at the corporate office of the Indenture Trustee, or at the offices of any paying agent or transfer agent appointed by Pacific Crest, provided that payment of interest may be made at the option of Pacific Crest by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Junior Subordinated Debentures are issued in certificated form, the record dates for payment of interest will be the first day of the month in which such payment is to be made. For a description of the Depositary and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

    Pacific Crest will appoint the Indenture Trustee as securities registrar under the Indenture (the "Securities Registrar"). Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the Securities Registrar. Pacific Crest may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that Pacific Crest maintains a transfer agent in the place of payment. Pacific Crest may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

    In the event of any redemption, neither Pacific Crest nor the Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated

Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

GLOBAL SUBORDINATED DEBENTURES

    Upon the issuance of the Global Subordinated Debenture, and the deposit of such Global Subordinated Debenture with or on behalf of the Depositary, the Depositary for such Global Subordinated Debenture or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Junior Subordinated Debentures represented by such Global Subordinated Debenture to the accounts of persons that have accounts with such Depositary ("Participants"). Ownership of beneficial interests in a Global Subordinated Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Subordinated Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Subordinated Debenture.

    So long as the Depositary for a Global Subordinated Debenture, or its nominee, is the registered owner of such Global Subordinated Debenture, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Junior Subordinated Debentures represented by such Global Subordinated Debenture for all purposes under the Indenture governing such Junior Subordinated Debentures. Except as provided below, owners of beneficial interests in a Global Subordinated Debenture will not be entitled to have any of the individual Junior Subordinated Debentures represented by such Global Subordinated Debenture registered in their names, will not receive or be entitled to receive physical delivery of any such Junior Subordinated Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture.

    Payments of principal of and interest on individual Junior Subordinated Debentures represented by a Global Subordinated Debenture registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Subordinated Debenture representing such Junior Subordinated Debentures. None of Pacific Crest, the Indenture Trustee, any Paying Agent, or the Securities Registrar for such Junior Subordinated Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Subordinated Debenture representing such Junior Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Pacific Crest expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a permanent Global Subordinated Debenture representing the Junior Subordinated Debentures, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Subordinated Debenture as shown on the records of such Depositary or its nominee. Pacific Crest also expects that payments by Participants to owners of beneficial interests in such Global Subordinated Debenture held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

    If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Pacific Crest within 90 days, Pacific Crest will issue individual

Junior Subordinated Debentures in exchange for the Global Subordinated Debenture. In addition, Pacific Crest may at any time and in its sole discretion, determine not to have the Junior Subordinated Debentures represented by one or more Global Junior Subordinated Debentures and, in such event, will issue individual Junior Subordinated Debentures in exchange for the Global Subordinated Debenture. Further, if Pacific Crest so specifies with respect to the Junior Subordinated Debentures, an owner of a beneficial interest in a Global Subordinated Debenture representing Junior Subordinated Debentures may, on terms acceptable to Pacific Crest, the Indenture Trustee and the Depositary for such Global Subordinated Debenture, receive individual Junior Subordinated Debentures in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Subordinated Debenture will be entitled to physical delivery of individual Junior Subordinated Debentures equal in principal amount to such beneficial interest and to have such Junior Subordinated Debentures registered in its name. Individual Junior Subordinated Debentures so issued will be issued in denominations, unless otherwise specified by Pacific Crest, of $10 and integral multiples thereof.

PAYMENT AND PAYING AGENTS

    Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the office of the Indenture Trustee, except that at the option of Pacific Crest payment of any interest may be made (i) except in the case of Global Junior Subordinated Debentures, by check mailed to the address of the person entitled thereto as such address shall appear in the securities register or (ii) by transfer to an account maintained by the person entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Junior Subordinated Debentures will be made to the person in whose name such Junior Subordinated Debenture is registered at the close of business on the regular record date for such interest. Pacific Crest may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however Pacific Crest will at all times be required to maintain a Paying Agent in each place of payment for the Junior Subordinated Debentures. Any moneys deposited with the Indenture Trustee or any Paying Agent, or then held by Pacific Crest in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of Pacific Crest, be repaid to Pacific Crest and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to Pacific Crest for payment thereof.

MODIFICATION OF INDENTURE

    From time to time Pacific Crest and the Indenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interests of the holders of the Junior Subordinated Debentures or the Trust Preferred Securities so long as they remain outstanding) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting Pacific Crest and the Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture, (i) change the Stated Maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture, provided that so long as any of the Trust Preferred Securities remain outstanding, no such modification may be made that adversely affects the holders of such Trust Preferred Securities in any material respect, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Trust Preferred Securities unless and until the principal of the Junior Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied. Where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debentures, no such consent shall be given by the Property Trustee without the prior consent of each holder of Trust Preferred Securities. In addition, Pacific Crest and the Indenture Trustee may execute, without the consent of any holder of Junior Subordinated Debentures, any supplemental Indenture for the purpose of creating any new series of Junior Subordinated Debentures.

DEBENTURE EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the Junior Subordinated Debentures:

        (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

        (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

       (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to Pacific Crest from the Indenture Trustee or to Pacific Crest and the Indenture Trustee by the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

        (iv) certain events in bankruptcy, insolvency or reorganization of Pacific Crest.

    The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee. The Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default. If the Indenture Trustee or such holders of such Junior Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the Trust Preferred Securities shall have such right. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Indenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Trust Preferred Securities shall have such right.

    The holders of a majority in aggregate outstanding principal amount of Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Indenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture.

    In case a Debenture Event of Default shall occur and be continuing as to the Junior Subordinated Debentures, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

    Pacific Crest is required to file annually with the Indenture Trustee a certificate as to whether or not Pacific Crest is in compliance with all the conditions and covenants applicable to it under the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

    If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of Pacific Crest to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Trust Preferred Securities of such holder ("Direct Action"). Pacific Crest may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Trust Preferred Securities outstanding. If the right to bring a Direct Action is removed, PCC Capital may become subject to the reporting obligations under the Exchange Act. Pacific Crest shall have the right under the Indenture to set-off any payment made to such holder of Trust Preferred Securities by Pacific Crest in connection with a Direct Action.

    The holders of the Trust Preferred Securities would not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures unless there shall have been an Event of Default under the Trust Agreement. See "Description of the Trust Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    The Indenture provides that Pacific Crest shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into Pacific Crest or convey, transfer or lease its properties and assets substantially as an entirety to Pacific Crest, unless (i) in case Pacific Crest consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes Pacific Crest's obligations on the Junior Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met.

    The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving Pacific Crest that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

    The Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Indenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and Pacific Crest deposits or causes to be deposited with the Indenture Trustee trust funds, in trust, for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Indenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to Pacific Crest's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and Pacific Crest will be deemed to have satisfied and discharged the Indenture.

COVENANTS OF PACIFIC CREST


    Pacific Crest will covenant in the Indenture, as to the Junior Subordinated Debentures, that if and so long as (i) PCC Capital is the holder of all such Junior Subordinated Debentures, (ii) a Tax Event in respect of PCC Capital has occurred and is continuing and (iii) Pacific Crest has elected, and has not revoked such election, to pay Additional Sums (as defined under "Description of the Trust Preferred Securities--Redemption") in respect of the Trust Preferred Securities, Pacific Crest will pay to PCC Capital such Additional Sums. Pacific Crest will also covenant, as to the Junior Subordinated Debentures, (i) to maintain directly or indirectly 100% ownership of the Common Securities of PCC Capital to which Junior Subordinated Debentures have been issued, provided that certain successors which are permitted pursuant to the Indenture may succeed to Pacific Crest's ownership of the Common Securities, (ii) not to voluntarily dissolve, wind up or liquidate PCC Capital, without prior approval of the primary federal regulator of Pacific Crest if then so required under applicable capital guidelines or policies of such primary regulator, and except (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Trust Preferred Securities in liquidation of PCC Capital or (b) in connection with certain mergers, consolidations, or amalgamations permitted by the Trust Agreement and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause PCC Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.


GOVERNING LAW

    The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of California, except that the immunities and standard of care of the Indenture Trustee will be governed by Delaware law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

    The Indenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                              BOOK-ENTRY ISSUANCE

    The Depositary will act as securities depositary for all of the Trust Preferred Securities and the Junior Subordinated Debentures. The Trust Preferred Securities and the Junior Subordinated Debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the Depositary's nominee). One or more fully-registered global certificates will be issued for the Trust Preferred Securities and the Junior Subordinated Debentures and will be deposited with the Depositary.

    The Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.


    Purchases of Trust Preferred Securities or Junior Subordinated Debentures within the Depositary system must be made by or through Direct Participants, which will receive a credit for the Trust Preferred Securities or Junior Subordinated Debentures on the Depositary's records. The ownership interest of each actual purchaser of each Trust Preferred Securities and each Junior Subordinated Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Trust Preferred Securities or Junior Subordinated Debentures. Transfers of ownership interests in the Trust Preferred Securities or Junior Subordinated Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Trust Preferred Securities or Junior Subordinated Debentures, except in the event that use of the book-entry system for the or Junior Subordinated Debentures is discontinued.


    The Depositary has no knowledge of the actual Beneficial Owners of the Trust Preferred Securities or Junior Subordinated Debentures; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Trust Preferred Securities or Junior Subordinated Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. as the registered holder of the Trust Preferred Securities or Junior Subordinated Debentures. If less than all of the Trust Preferred Securities or the Junior Subordinated Debentures are being redeemed, the Depositary will determine by lot or PRO RATA the amount of the Trust Preferred Securities of each Direct Participant to be redeemed.

    Although voting with respect to the Trust Preferred Securities or the Junior Subordinated Debentures is limited to the holders of record of the Trust Preferred Securities or Junior Subordinated Debentures, as applicable, in those instances in which a vote is required, neither the Depositary nor Cede & Co. will itself consent or vote with respect to Trust Preferred Securities or Junior Subordinated Debentures. Under its usual procedures, the Depositary would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Trust Preferred Securities or Junior Subordinated Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Distribution payments on the Trust Preferred Securities or the Junior Subordinated Debentures will be made by the relevant Trustee to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of the Depositary, the relevant Trustee, PCC Capital or Pacific Crest, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to the Depositary is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    The Depositary may discontinue providing its services as securities depositary with respect to any of the Trust Preferred Securities or the Junior Subordinated Debentures at any time by giving reasonable notice to the relevant Trustee and Pacific Crest. In the event that a successor securities depositary is not obtained, definitive Trust Preferred Securities or Subordinated Debenture certificates representing such Trust Preferred Securities or Junior Subordinated Debentures are required to be printed and delivered. Pacific Crest, at its option, may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Trust Preferred Securities or aggregate principal amount of Junior Subordinated Debentures may determine to discontinue the system of book-entry transfers through the Depositary. In any such event, definitive certificates for such Trust Preferred Securities or Junior Subordinated Debentures will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that PCC Capital and Pacific Crest believe to be accurate, but PCC Capital and Pacific Crest assume no responsibility for the accuracy thereof. Neither PCC Capital nor Pacific Crest has any responsibility for the performance by the Depositary or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                            DESCRIPTION OF GUARANTEE

    The Guarantee Agreement will be executed and delivered by Pacific Crest concurrently with the issuance of the Trust Preferred Securities for the benefit of the holders of the Trust Preferred Securities. Wilmington Trust Company will act as Guarantee Trustee under the Guarantee Agreement for the purposes of compliance with the Trust Indenture Act, and the Guarantee will be qualified as an Indenture under the Trust Indenture Act. The following summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

GENERAL

    The Guarantee will be an irrevocable guarantee on a subordinated basis of PCC Capital's obligations under the Trust Preferred Securities, but will apply only to the extent that PCC Capital has funds sufficient to make such payments, and is not a guarantee of collection.

    Pacific Crest will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Trust Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that PCC Capital may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid by or on behalf of PCC Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Trust Preferred Securities, to the extent that PCC Capital has funds on hand available therefor at such time, (ii) the redemption price with respect to any Trust Preferred Securities called for redemption, to the extent that PCC Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of PCC Capital (unless the Junior Subordinated Debentures are distributed to holders of the Trust Preferred Securities), the lesser of (a) the Liquidation Distribution and (b) the amount of assets of PCC Capital remaining available for distribution to holders of Trust Preferred Securities after satisfaction of liabilities to creditors of PCC Capital as required by law. Pacific Crest's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Pacific Crest to the holders of the Trust Preferred Securities or by causing PCC Capital to pay such amounts to such holders.

    If Pacific Crest does not make interest payments on the Junior Subordinated Debentures held by PCC Capital, PCC Capital will not be able to pay Distributions on the Trust Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior and Subordinated Debt of Pacific Crest. See "Status of the Guarantee" below. Because Pacific Crest is a holding company, the right of Pacific Crest to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent Pacific Crest may itself be recognized as a creditor of that subsidiary. Accordingly, Pacific Crest's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of Pacific Crest's subsidiaries, and claimants should look only to the assets of Pacific Crest for payments thereunder. Except as otherwise described herein, the Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of Pacific Crest, including Senior and Subordinated Debt whether under the Indenture, any other indenture that Pacific Crest may enter into in the future, or otherwise.

    Pacific Crest has, through the Guarantee, the Guarantee Agreement, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of PCC Capital's obligations under the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of PCC Capital's obligations under the Trust Preferred Securities. See "Relationship Among the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantee."

STATUS OF THE GUARANTEE

    The Guarantee will constitute an unsecured obligation of Pacific Crest and will rank subordinate and junior in right of payment to all Senior and Subordinated Debt in the same manner as the Junior Subordinated Debentures.

    The Guarantee will constitute a guarantee of payment and not of collection. For example, the guaranteed party may institute a legal proceeding directly against Pacific Crest to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. The Guarantee will be held for the benefit of the holders of the Trust Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by PCC Capital or upon distribution to the holders of the Trust Preferred Securities of the Junior Subordinated Debentures to the holders of the Trust Preferred Securities. The Guarantee does not place a limitation on the amount of additional Senior and Subordinated Debt that may be incurred by Pacific Crest. Pacific Crest expects from time to time to incur additional indebtedness constituting Senior and Subordinated Debt.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not materially adversely affect the rights of holders of the Trust Preferred Securities (in which case no vote will be required), the Guarantee Agreement may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Trust Preferred Securities. See "Description of the Trust Preferred Securities--Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee Agreement shall bind the successors, assigns, receivers, trustees and representatives of Pacific Crest and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the Guarantee Agreement will occur upon the failure of Pacific Crest to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee Agreement. Any holder of the Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest to enforce its rights under the Guarantee without first instituting a legal proceeding against PCC Capital, the Guarantee Trustee or any other person or entity.

    Pacific Crest, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not Pacific Crest is in compliance with all the conditions and covenants applicable to it under the Guarantee Agreement.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, other than during the occurrence and continuance of a default by Pacific Crest in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee Agreement and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee Agreement at the request of any holder of the Trust Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Trust Preferred Securities, upon full payment of the amounts payable upon liquidation of PCC Capital or upon distribution of Junior Subordinated Debentures to the holders of the Trust Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Trust Preferred Securities must restore payment of any sums paid under the Trust Preferred Securities or the Guarantee.

GOVERNING LAW

    The Guarantee Agreement will be governed by and construed in accordance with the laws of the State of California.

                               EXPENSE AGREEMENT

    Pursuant to the Expense Agreement entered into by Pacific Crest under the Trust Agreement, Pacific Crest will irrevocably and unconditionally guarantee to each person or entity to whom PCC Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of PCC Capital, other than obligations of PCC Capital to pay to the holders of the Trust Preferred Securities or other similar interests in PCC Capital of the amounts due such holders pursuant to the terms of the Trust Preferred Securities or such other similar interests, as the case may be.

             RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE
                JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    Payments of Distributions and other amounts due on the Trust Preferred Securities (to the extent PCC Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by Pacific Crest as and to the extent set forth under "Description of Guarantee." Taken together, Pacific Crest's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, the Guarantee Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of those documents that has the effect of providing a full, irrevocable and unconditional guarantee of PCC Capital's obligations under the Trust Preferred Securities. If and to the extent that Pacific Crest does not make payments on the Junior Subordinated Debentures, PCC Capital will not pay Distributions or other amounts due on the Trust Preferred Securities. The Guarantee does not cover payment of Distributions when PCC Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Trust Preferred Securities is to institute a legal proceeding directly against Pacific Crest for enforcement of payment of such Distributions to such holder. The obligations of Pacific Crest under the Guarantee are subordinate and junior in right of payment to all Senior and Subordinated Debt.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Trust Preferred Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate Liquidation Amount of the Trust Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Trust Preferred Securities; (iii) Pacific Crest shall pay for all and any costs, expenses and liabilities of PCC Capital except PCC Capital's obligations to holders of Trust Preferred Securities; and (iv) the Trust Agreement further provides that PCC Capital will not engage in any activity that is not consistent with its limited purposes.

    Notwithstanding anything to the contrary in the Indenture, Pacific Crest has the right to set-off any payment it is otherwise required to make thereunder with and to the extent Pacific Crest has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE TRUST PREFERRED SECURITIES UNDER THE
  GUARANTEE

    A holder of any the Trust Preferred Securities may institute a legal proceeding directly against Pacific Crest to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, PCC Capital or any other person or entity.

    A default or event of default under any Senior and Subordinated Debt would not constitute a default or Event of Default. However, in the event of payment defaults under, or acceleration of, Senior and Subordinated Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior and Subordinated Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on Junior Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF PCC CAPITAL

    The Trust Preferred Securities evidence a beneficial interest in PCC Capital, and PCC Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of the Trust Preferred Securities and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from Pacific Crest the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Trust Preferred Securities is entitled to receive Distributions from PCC Capital (or from Pacific Crest under the Guarantee) if and to the extent PCC Capital has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution, winding-up or liquidation of PCC Capital involving the liquidation of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of PCC Capital as provided by applicable law, the holders of Trust Preferred Securities will be entitled to receive, out of assets held by PCC Capital, the Liquidation Distribution in cash. See "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of Pacific Crest, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of Pacific Crest, subordinated in right of payment to all Senior and Subordinated Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of Pacific Crest receive payments or distributions. Since Pacific Crest is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of PCC Capital (other than PCC Capital's obligations to the holders of its Trust Preferred Securities), the positions of a holder of the Trust Preferred Securities and a holder of Junior Subordinated Debentures relative to other creditors and to stockholders of Pacific Crest in the event of liquidation or bankruptcy of Pacific Crest are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Manatt, Phelps & Phillips, LLP, counsel to the Company ("Counsel"), the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Trust Preferred Securities. Unless otherwise stated, this summary deals only with Trust Preferred Securities held as capital assets by United States Persons (defined below) who purchase the Trust Preferred Securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the income of which is subject to United States federal income taxation regardless of its source; provided, however, that for taxable years beginning after December 31, 1996 (or, if a trustee so elects, for taxable years ending after August 20, 1996), a "United States Person" shall include any trust if a court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or foreign investors. In addition, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of Trust Preferred Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

    The following discussion does not discuss the tax consequences that might be relevant to persons that are not United States Persons ("non-United States Persons"). Non-United States Persons should consult their own tax advisors as to the specific United States federal income tax consequences of the purchase, ownership and disposition of Trust Preferred Securities.

    The authorities on which this summary is based are subject to various interpretations and the opinions of Counsel are not binding on the Internal Revenue Service ("Service") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge. Nevertheless, Counsel has advised that it is of the view that, if challenged, the opinions expressed herein more likely than not would be sustained by a court with jurisdiction in a properly presented case.

    HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS. FOR A DISCUSSION OF THE POSSIBLE REDEMPTION OF THE TRUST PREFERRED SECURITIES UPON THE OCCURRENCE OF CERTAIN TAX EVENTS, SEE "DESCRIPTION OF THE TRUST PREFERRED SECURITIES--REDEMPTION."

CLASSIFICATION OF PCC CAPITAL

    In connection with the issuance of the Trust Preferred Securities, Counsel is of the opinion that, under current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, PCC Capital will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of the Trust Preferred Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the interest income or original issue discount that is paid or accrued on the Junior Subordinated Debentures. See "--Interest Income and Original Issue Discount" herein. No amount included in income with respect to the Trust Preferred Securities will be eligible for the dividends received deduction.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES


    The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Trust Preferred Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company. See "Risk Factors--Possible Tax Law Changes Affecting the Trust Preferred Securities."

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

    Except as set forth below, stated interest on the Junior Subordinated Debentures generally will be included in income by a Securityholder at the time such interest income is paid or accrued in accordance with such Securityholder's regular method of tax accounting.

    Pacific Crest believes that, under the applicable Treasury regulations, the Junior Subordinated Debentures will not be considered to have been issued with "original issue discount" ("OID") within the meaning of Section 1273(a) of the Code. If, however, Pacific Crest exercises its right to defer payments of interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures will become OID instruments at such time and all Securityholders will be required to accrue the stated interest on the Junior Subordinated Debentures on a daily basis during the Extension Period, even though Pacific Crest will not pay such interest until the end of the Extension Period, and even though some Securityholders may use the cash method of tax accounting. Moreover, thereafter the Junior Subordinated Debentures will be taxed as OID instruments for as long as they remain outstanding. Thus, even after the end of the Extension Period, all Securityholders would be required to continue to include the stated interest on the Junior Subordinated Debentures in income on a daily economic accrual basis, regardless of their method of tax accounting and in advance of receipt of the cash attributable to such interest income. Under the OID economic accrual rules, a Securityholder would accrue an amount of interest income each year that approximates the stated interest payments called for under the Junior Subordinated Debentures, and actual cash payments of interest on the Junior Subordinated Debentures would not be reported separately as taxable income.

    The Treasury regulations described above have not yet been addressed in any definitive interpretations by the Service, and it is possible that the Service could take a contrary position. If the Service were to assert successfully that the stated interest on the Junior Subordinated Debentures was OID regardless of whether Pacific Crest exercises its right to defer payments of interest on such debentures, all Securityholders would be required to include such stated interest in income on a daily economic accrual basis as described above.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF TRUST PREFERRED
  SECURITIES


    Under current law, a distribution by PCC Capital of the Junior Subordinated Debentures as described under the caption "Description of the Trust Preferred Securities--Liquidation Distribution Upon Dissolution" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Junior Subordinated Debentures previously held indirectly through PCC Capital, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Trust Preferred Securities before such distribution. If, however, the liquidation of PCC Capital were to occur because PCC Capital is subject to United States federal income tax with respect to income accrued or received on the Junior Subordinated Debentures as a result of a Tax Event or otherwise, the distribution of Junior Subordinated Debentures to Securityholders by PCC Capital could be a taxable event to PCC Capital and each Securityholder, and a Securityholder would recognize gain or loss as if the Securityholder had exchanged its Trust Preferred Securities for the Junior Subordinated Debentures it received upon the liquidation of PCC Capital. A Securityholder would recognize interest income in respect of Junior Subordinated Debentures received from PCC Capital in the manner described above under "--Interest Income and Original Issue Discount" herein.


SALES OR REDEMPTION OF TRUST PREFERRED SECURITIES

    Gain or loss will be recognized by a Securityholder on a sale of Trust Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized (which for this purpose, will exclude amounts attributable to accrued interest or OID not previously included in income) and the Securityholder's adjusted tax basis in the Trust Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on Trust Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. Under recent tax legislation, the maximum federal income tax rate applicable to net long term capital gains will depend upon whether the capital asset sold or exchanged had a holding period in excess of one year or a holding period in excess of 18 months. Amounts attributable to accrued interest with respect to a Securityholder's pro rata share of the Junior Subordinated Debentures not previously included in income will be taxable as ordinary income.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    The amount of OID accrued on the Trust Preferred Securities held of record by United States Persons (other than corporations and other exempt Securityholders), if any, will be reported to the Service. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Service.

POSSIBLE TAX LAW CHANGES AFFECTING THE TRUST PREFERRED SECURITIES

    There can be no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit Pacific Crest to cause a redemption of the Trust Preferred Securities. See "Description of the Trust Preferred Securities--Redemption--Tax Event Redemption" and "Description of Junior Subordinated Debentures--Redemption."

                              ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Trust Preferred Securities subject to the investing fiduciary's determination that the investment in Trust Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

    In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" within the meaning of Section 4975 of the Code) with respect to certain Plans (generally, those Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provide services). The acquisition and ownership of Trust Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code ) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Trust Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Trust Preferred Securities unless such Trust Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Trust Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

    The Underwriters named below, represented by Sandler O'Neill & Partners, L.P. and Sutro & Co. Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from PCC Capital the number of Trust Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Trust Preferred Securities offered hereby if any of the Trust Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                             NUMBER OF TRUST
                                                                                PREFERRED
UNDERWRITER                                                                     SECURITIES
--------------------------------------------------------------------------  ------------------
Sandler O'Neill & Partners, L.P...........................................
Sutro & Co. Incorporated..................................................
                                                                                 ----------
    Total.................................................................        1,500,000
                                                                                 ----------
                                                                                 ----------


    The Representatives have advised Pacific Crest and PCC Capital that they propose initially to offer the Trust Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $    per Trust
Preferred Security. The Underwriters may allow, and such dealers may reallow, a
discount not in excess of $    per Trust Preferred Security to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.



    In view of the fact that the proceeds of the sale of the Trust Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Underwriting Agreement provides that Pacific Crest will pay as compensation to the Underwriters arranging the investment therein of such
proceeds, an amount in immediately available funds of $       per Trust
Preferred Security (or $       in the aggregate) for the accounts of the several
Underwriters.


    PCC Capital has granted the Underwriters an option to purchase up to an additional 225,000 Trust Preferred Securities at the public offering price Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Trust Preferred Securities that the number of Trust Preferred Securities to be purchased initially by the Underwriter is of the 1,500,000 Trust Preferred Securities initially purchased by the Underwriters.

    To the extent that the Underwriters exercise their option to purchase additional Trust Preferred Securities, PCC Capital will issue and sell to Pacific Crest additional Common Securities in such aggregate Liquidation Amount as is required for Pacific Crest to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of PCC Capital and Pacific Crest will issue and sell to PCC Capital Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Trust Preferred Securities being purchased pursuant to the option and the additional Common Securities.

    In connection with the offering of the Trust Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Trust Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Trust Preferred Securities than they are committed to purchase from PCC Capital. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Trust Preferred Securities in the open market following completion of the initial offering of the Trust Preferred Securities. The Underwriters may also engage in stabilizing transactions in which they bid for, and purchase, shares of the Trust Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Trust Preferred Securities. The Underwriters also may reclaim any selling concession allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Trust Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Trust Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.


    During a period of 180 day from the date of this Prospectus, neither PCC Capital nor the Company will, subject to certain exceptions, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Trust Preferred Securities, any security convertible into or exchangeable into or exercisable for Trust Preferred Securities or Junior Subordinated Debentures or any debt securities substantially similar to the Junior Subordinated Debentures or equity securities substantially similar to the Trust Preferred Securities (except for Junior Subordinated Debentures and the Trust Preferred Securities offered hereby).


    Because the National Association of Securities Dealer, Inc. ("NASD") is expected to view the Trust Preferred Securities as interests in a direct participation program, the offering of the Trust Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.


    The Trust Preferred Securities are a new issue of securities with no established trading market. The Trust Preferred Securities have been approved for listing on the Nasdaq National Market, subject to official notice of issuance. The Representatives have advised PCC Capital that they presently intend to make a market in the Trust Preferred Securities after the commencement of trading on the Nasdaq National Market, but no assurances can be made as to the liquidity of such Trust Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Trust Preferred Securities may not be indicative of the market price following the Offering. The Representatives will have no obligation to make a market in the Trust Preferred Securities, however, and may cease market-making activities, if commenced, at any time.



    PCC Capital and Pacific Crest have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.


    Sandler O'Neill & Partners, L.P. engages in transactions with, and, from time to time, has performed services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

    Certain matters of Delaware law relating to the validity of the Trust Preferred Securities, the enforceability of the Trust Agreement and the creation of PCC Capital will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special counsel to Pacific Crest and PCC Capital. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Manatt, Phelps & Phillips, LLP, Los Angeles, California, counsel to the Company. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Elias, Matz, Tiernan &

Herrick L.L.P. Manatt, Phelps & Phillips, LLP and Elias, Matz, Tiernan & Herrick L.L.P. will rely on the opinions of Richards, Layton & Finger, P.A. as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Manatt, Phelps & Phillips, LLP.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996, and for the year ended December 31, 1996, included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The 1995 and 1994 consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                            ------------------------

                                                                            PAGE
                                                                            ----
Available Information.....................................................    5
Incorporation of Certain Documents by Reference...........................    5
Prospectus Summary........................................................    7
Summary Consolidated Financial Data.......................................   13
Risk Factors..............................................................   16
Use of Proceeds...........................................................   22
Accounting Treatment......................................................   22
Capitalization............................................................   23
Management................................................................   24
Description of the Trust Preferred Securities.............................   26
Description of Junior Subordinated Debentures .                              38
Book-Entry Issuance.......................................................   48
Description of Guarantee..................................................   50
Expense Agreement.........................................................   53
Relationship Among the Trust Preferred Securities, the Junior Subordinated
  Debentures and the Guarantee............................................   53
Certain Federal Income Tax Consequences...................................   54
ERISA Considerations......................................................   57
Underwriting..............................................................   58
Legal Matters.............................................................   59
Experts...................................................................   60
Appendix A--Annual Report on Form 10-K for the Fiscal Year Ended December
  31, 1996
Appendix B--Quarterly Report on Form 10-Q for the Quarter Ended June 30,
  1997

                            ------------------------

                                1,500,000 TRUST
                              PREFERRED SECURITIES

                                 PCC CAPITAL I

                      % CUMULATIVE TRUST PREFERRED SECURITIES
                          (LIQUIDATION AMOUNT $10 PER
                           TRUST PREFERRED SECURITY)
                     FULLY AND UNCONDITIONALLY GUARANTEED,
                            AS DESCRIBED HEREIN, BY

                          PACIFIC CREST CAPITAL, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                        SANDLER O'NEILL & PARTNERS, L.P.

                            SUTRO & CO. INCORPORATED

                                         , 1997

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee...............  $   5,228
NASD fee..........................................................      2,225
Nasdaq fees.......................................................      7,750
Trustees' fees and expenses.......................................     16,000
Legal fees and expenses...........................................    135,000*
Blue Sky fees and expenses........................................     10,000*
Accounting fees and expenses......................................     43,000*
Printing expenses.................................................     50,000*
Miscellaneous expenses............................................     30,797*
                                                                    ---------
    Total.........................................................  $ 300,000*
                                                                    ---------
                                                                    ---------

------------------------

*   Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of Delaware permits the indemnification of directors, officers, employees and agents of Delaware corporations.

    Article Seventeenth of the Registrant's Restated Certificate of Incorporation provides as follows:

        "A director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or
    (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provides herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. No amendment to or repeal of this Article Seventeenth shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

    Article VI of the Registrant's Amended and Restated Bylaws provides as follows:

        "Section 6.1 RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor of the Corporation or of another enterprise at the request of such predecessor corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes of penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 6.2 of this Article VI, the Corporation shall indemnify and such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this
    Section 6.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay, all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. This Article VI shall create a right of indemnification for each such indemnifiable party whether or not the proceeding to which the indemnification relates arose in whole or in part prior to adoption of this Article VI (or the adoption of the comparable provisions of the Bylaws of the Corporation's predecessor corporation).

    Section 6.2 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 6.1 of this Article VI is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper to the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    Section 6.3 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

    Section 6.4 INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law., in pertinent part, that each person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation or other entity, shall be indemnified by the Registrant to the full extent permitted by the General Corporation Law of the State of California or any other applicable laws.
Article IX also authorizes the Registrant to enter into one or more agreements with any person which provides for indemnification greater or different than that provided for in that Article.

    The Registrant has entered into indemnification agreements with its officers and directors in the form incorporated by reference as Exhibit 10 to this Registration Statement.

    Under the Trust Agreement, Pacific Crest will agree to indemnify each of the Trustees of PCC Capital I or any predecessor Trustee for PCC Capital I, and to hold each Trustee harmless against any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

    Pacific Crest and PCC Capital I have agreed to indemnify the Underwriter, and the Underwriter has agreed to indemnify PCC Capital I and Pacific Crest against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as
Exhibit 1.1 herewith.

ITEM 16.  EXHIBITS

    (a) Exhibits


     1.1      Form of Underwriting Agreement.

     4.1      Form of Subordinated Indenture dated          , 1997 to be entered into
               between Pacific Crest Capital, Inc. and Wilmington Trust Company, as
               Indenture Trustee.*

     4.2      Form of Officers' Certificate and Company Order, dated        , 1997.*

     4.3      Certificate of Trust of PCC Trust I dated August 18, 1997.*

     4.4      Trust Agreement of PCC Trust I dated as of August 18, 1997.*

     4.5      Certificate of Amendment to Certificate of Trust of PCC Trust I dated August
               20, 1997.*

     4.6      Form of Amended and Restated Trust Agreement of PCC Capital I, dated        ,
               1997.

     4.7      Form of Trust Preferred Certificate of PCC Capital I (included as an exhibit to Exhibit 4.6).

     4.8      Form of Common Securities Certificate of PCC Capital I (included as an exhibit to Exhibit 4.6).

     4.9      Form of Guarantee Agreement dated        , 1997.*

     4.10     Form of Agreement as to Expenses and Liabilities (included as an exhibit to
               Exhibit 4.6).

     5.1      Opinion of Manatt, Phelps & Phillips, LLP.

     5.2      Opinion and Consent of Richards, Layton & Finger, P.A.

     8.1      Opinion and Consent of Manatt, Phelps & Phillips, LLP, counsel to Pacific
               Crest Capital, Inc., as to certain federal income tax matters.

    10.1      Form of Indemnification Agreement(2)**

    10.2      Pacific Crest Capital, Inc. 1993 Equity Incentive Plan(4)(5)**

    10.3      Pacific Crest Capital, Inc. Retirement Plan and Trust(2)**

    10.4      1993 Employee Stock Purchase Plan(2)(6)**

    10.5      Form of Split Dollar Agreement(2)**

    10.6      Pacific Crest Capital, Inc. Supplemental Executive Retirement Plan(2)**

    10.7      Form of Distribution Agreement(1)

    10.8      Form of Tax Sharing Agreement between Pacific Crest Capital, Inc. and The
               Foothill Group, Inc.(2)

    10.9      Office Lease by and between Wilshire Masterpiece, Inc. and Pacific Crest
               Investment and Loan, dated October 31, 1990 (Beverly Hills Branch)(3)

    10.10     Office Lease between Fifth and Beech Associates and Pacific Crest Investment
               and Loan (San Diego Branch)(3)

    10.11.1   Shopping Center Lease dated April 18, 1978, between Frances Sarno and Robert
               Sarno, as Trustees, and Le Chateau Boutiques, Inc. (Encino Branch)(3)

    10.11.2   Assignment, Assumption and Consent to Assignment of Lease dated October 16,
               1980, between Pacific Crest Investment and Loan, Frances Sarno and Robert
               Sarno, as Trustees, and Le Chateau Boutiques, Inc.(3)

    10.11.3   Exercise of Option to Renew Lease dated January 23, 1990(3)

    10.12     Lease dated April 22, 1992 between The Klussman Family Trust and Pacific Crest
               Investment and Loan (Agoura Hills office)(3)

    10.14.1   Employment Agreement between the Company and Gary Wehrle(4)**

    10.14.2   Employment Agreement between the Company and Barry Otelsberg(4)**

    10.14.3   Employment Agreement between the Company and Lyle Lodwick(4)**

    10.14.4   Employment Agreement between the Company and Robert J. Dennen(4)**

    10.14.5   Employment Agreement between the Company and Gonzalo Fernandez(7)**

    10.15     1996 Non-Employee Directors' Stock Plan(8)*

    11.1      Statement re Computation of Ratios.*

    13.1      Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.*

    13.2      Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1997.*

    23.1      Consent of Deloitte & Touche LLP.

    23.2      Consent of Ernst & Young LLP.

    23.6      Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 above).

    23.7      Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2 above).

    24.1      Power of attorney.*

    25.1      Form T-1 Statement of Eligibility of Wilmington Trust Company to act as
               trustee under the Subordinated Indenture.*

    25.2      Form T-1 Statement of Eligibility of Wilmington Trust Company to act as
               trustee under the Amended and Restated Trust Agreement.*

    25.3      Form T-1 Statement of Eligibility of Wilmington Trust Company to act as
               trustee under the Trust Preferred Securities Guarantee Agreement.*

    27.1      Financial Data Schedule of Pacific Crest Capital, Inc.*

    27.2      Financial Data Schedule of PCC Capital I.*


------------------------


  * Previously filed.


   **Management contracts and compensatory plan or arrangements.

(1) Incorporated herein by reference from Registrant's Amendment No. 2 to Form S-1 Registration Statement No. 33-68718, filed December 3, 1993.

(2) Incorporated herein by reference from Registrant's Amendment No. 1 to Form S-1 Registration Statement No. 33-68718, filed October 28, 1993.

(3) Incorporated herein by reference from Registrant's Form S-1 Registration Statement No. 33-68717, filed September 13, 1993.

(4) Incorporated herein by reference from Registrant's Annual Report on Form 10-K dated December 31, 1993, filed March 31, 1994.

(5) Incorporated herein by reference from Registrant's Form S-8 Registration Statement No. 33-87990 filed December 27, 1994. Pacific Crest Capital, Inc. 1993 Equity Incentive Plan.

(6) Incorporated herein by reference from Registrant's Form S-8 Registration Statement No. 33-87988 filed December 27, 1994. Pacific Crest Capital, Inc. 1995 Employee Stock Purchase Plan.

(7) Incorporated herein by reference from Registrant's Annual Report on Form 10K dated December 31, 1994 filed March 30, 1995.

(8) Incorporated herein by reference from Registrant's Form S-8 Registration Statement No. 333-23849, filed March 23, 1997. Pacific Crest Capital, Inc. 1996 Non-Employee Directors' Stock Plan.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The Registrants hereby undertake that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certificates that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Agoura Hills, State of California, on September 15, 1997.


                                PACIFIC CREST CAPITAL, INC.

                                By:                      *
                                     -----------------------------------------
                                                   Gary L. Wehrle
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the Requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below on the 15th day of September, 1997, by the following persons in the capacities indicated.


          SIGNATURE                       TITLE
------------------------------  --------------------------

              *
------------------------------  Chairman of the Board and
        Gary L. Wehrle            Chief Executive Officer

                                Vice President, Chief
     /s/ ROBERT J. DENNEN         Financial Officer and
------------------------------    Secretary (Chief
       Robert J. Dennen           Accounting Officer)

------------------------------  Director
      Rudolph I. Estrada

              *
------------------------------  Director
       Martin J. Frank

              *
------------------------------  Director
      Richard S. Orfalea

              *
------------------------------  Director
      Steven J. Orlando


By:                  /s/ ROBERT J. DENNEN
           ---------------------------------------
                      Robert J. Dennen,
                       Attorney-in-fact

    Pursuant to the requirements of the Securities Act of 1933, the registrant certificates that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Agoura Hills, State of California, on September 15, 1997.


                                PCC CAPITAL I

                                By:                      *
                                     -----------------------------------------
                                                   Gary L. Wehrle
                                                      TRUSTEE

                                By:             /s/ ROBERT J. DENNEN
                                     -----------------------------------------
                                                  Robert J. Dennen
                                                      TRUSTEE

                                By:                      *
                                     -----------------------------------------
                                                  Lyle C. Lodwick
                                                      TRUSTEE


By:                   /s/ ROBERT J. DENNEN
           -----------------------------------------
                       Robert J. Dennen,
                        Attorney-in-fact